SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, December 2011

Commission File Number 000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financial Statements for the Three Months and Nine Months Ended November 26, 2011.

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended November 26, 2011.

3	Canadian Forms 52-109F2 - Certification of Interim Filings.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470) and October 3, 2011 (File No. 333-177149).

2

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions)(unaudited)

Consolidated Balance Sheets

	As at
	November 26, 2011	February 26, 2011
Assets
Current
Cash and cash equivalents	$1,123	$1,791
Short-term investments	184	330
Accounts receivable, net	3,929	3,955
Other receivables	339	324
Inventories	868	618
Other current assets	574	241
Deferred income tax asset	185	229

	7,202	7,488
Long-term investments	195	577
Property, plant and equipment, net	2,730	2,504
Goodwill	659	508
Intangible assets, net	2,472	1,798
Other assets	779	—

	$14,037	$12,875

Liabilities
Current
Accounts payable	$975	$832
Accrued liabilities	2,394	2,511
Income taxes payable	—	179
Deferred revenue	195	108

	3,564	3,630
Deferred income tax liability	262	276
Income taxes payable	14	31

	3,840	3,937

Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 524,159,844 voting common shares (February 26, 2011 - 523,868,644)	2,416	2,359
Treasury stock
November 26, 2011 - 8,456,456 (February 26, 2011 - 2,752,890)	(297)	(160)
Retained earnings	8,038	6,749
Accumulated other comprehensive income (loss)	40	(10)

	10,197	8,938

	$14,037	$12,875

See notes to consolidated financial statements.

On behalf of the Board:

James Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as at February 26, 2011	$2,359	$(160)	$6,749	$(10)	$8,938
Comprehensive income:
Net income	—	—	1,289	—	1,289
Net change in unrealized gains (losses) on available-for-sale investments	—	—	—	(4)	(4)
Net change in fair value of derivatives designated as cash flow hedges during the period	—	—	—	(18)	(18)
Amounts reclassified to income during the period	—	—	—	72	72
Shares issued:
Exercise of stock options	9	—	—	—	9
Stock-based compensation	63	—	—	—	63
Tax benefits (deficiencies) related to stock-based compensation	(2)	—	—	—	(2)
Purchase of treasury stock	—	(150)	—	—	(150)
Treasury stock vested	(13)	13	—	—	—

Balance as at November 26, 2011	$2,416	$(297)	$8,038	$40	$10,197

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	November 26, 2011	November 27, 2010	November 26, 2011	November 27, 2010
Revenue	$5,169	$5,495	$14,245	$14,351
Cost of sales (includes BlackBerry PlayBook Inventory Provision of $485 million)	3,759	3,101	9,067	7,979

Gross margin	1,410	2,394	5,178	6,372

Operating expenses
Research and development	369	357	1,173	968
Selling, marketing and administration	567	666	1,954	1,695
Amortization	146	115	419	313

	1,082	1,138	3,546	2,976

Income from operations	328	1,256	1,632	3,396
Investment income (loss), net	2	(11)	16	5

Income before income taxes	330	1,245	1,648	3,401
Provision for income taxes	65	334	359	924

Net income	$265	$911	$1,289	$2,477

Earnings per share
Basic	$0.51	$1.74	$2.46	$4.58

Diluted	$0.51	$1.74	$2.46	$4.56

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended
	November 26, 2011	November 27, 2010
Cash flows from operating activities
Net income	$1,289	$2,477
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	1,134	616
Deferred income taxes	5	24
Income taxes payable	(17)	1
Stock-based compensation	63	52
Other	17	23
Net changes in working capital items	(629)	(189)

Net cash provided by operating activities	1,862	3,004

Cash flows from investing activities
Acquisition of long-term investments	(166)	(699)
Proceeds on sale or maturity of long-term investments	366	698
Acquisition of property, plant and equipment	(713)	(735)
Acquisition of intangible assets	(1,178)	(192)
Business acquisitions, net of cash acquired	(226)	(333)
Acquisition of other assets	(779)	—
Acquisition of short-term investments	(137)	(410)
Proceeds on sale or maturity of short-term investments	462	677

Net cash used in investing activities	(2,371)	(994)

Cash flows from financing activities
Issuance of common shares	9	17
Tax deficiencies related to stock-based compensation	(2)	—
Purchase of treasury stock	(150)	(60)
Common shares repurchased	—	(2,077)

Net cash used in financing activities	(143)	(2,120)

Effect of foreign exchange loss on cash and cash equivalents	(16)	(6)

Net decrease in cash and cash equivalents for the period	(668)	(116)

Cash and cash equivalents, beginning of the period	1,791	1,551

Cash and cash equivalents, end of the period	$1,123	$1,435

See notes to consolidated financial statements.

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended February 26, 2011, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended November 26, 2011 are not necessarily indicative of the results that may be expected for the full year ending March 3, 2012.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 3, 2012 and February 26, 2011 comprise 53 weeks and 52 weeks, respectively. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Hardware

Revenue from the sale of BlackBerry wireless hardware products (e.g. BlackBerry® handheld devices and BlackBerry® PlayBook™ tablets) is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.

The Company sells its BlackBerry PlayBook tablet with the right to receive unspecified software upgrade rights on a “when-and-if available” basis. These upgrade rights are related specifically to the product’s essential operating system software. In these instances, the amount allocated to the unspecified software upgrade rights are deferred and recognized rateably over the 24-month estimated life of the tablet.

The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The estimated cost of the customer incentive program is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

experience cannot support a breakage rate, the maximum rebate amount is deferred and adjusted when incentive programs end.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company's shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-element arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services, (ii) tablets with unspecified software upgrades on a when-and-if available basis and (iii) software with technical support services.

For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price ("BESP") in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

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Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As the BlackBerry PlayBook tablet or the upgrade right are not sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the Company’s BESP’s. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet.

Adoption of accounting pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance to improve disclosures about fair value measurements. This new authoritative guidance became effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 reconciliation, which became effective for interim and annual periods beginning after December 15, 2010. The Company partially adopted the authoritative guidance to improve disclosures about fair value measurements in the first quarter of fiscal 2011. The Company adopted the remaining portion of the authoritative guidance requiring separate disclosure on purchases, sales, issuances, and settlements in the Level 3 reconciliation in the first quarter of fiscal 2012. The adoption did not have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures.

Recently issued pronouncements

In September 2011, the FASB issued authoritative guidance to simplify how entities, both public and non-public, test goodwill for impairment. The guidance amends previous literature by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under previous guidance, an entity was required to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of the reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the new authoritative guidance, an entity is not required to

3

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

calculate the fair value of a reporting unit unless the entity determine that it is more likely than not that its fair value is less than its carrying value. The new authoritative guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company expects to adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

In June 2011, the FASB issued authoritative guidance which is expected to improve the comparability, consistency, and transparency of financial reporting as well as increase the prominence of items reported in other comprehensive income. The guidance amends previous literature by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments. The guidance now provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the amended guidance requires entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The new authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied retrospectively, with early adoption permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS

The Company’s cash equivalents and investments, other than cost method investments of $38.5 million (February 26, 2011 - $15 million) and equity method investments of $15 million (February 26, 2011 - $11 million), consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in

4

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at November 26, 2011
Bank balances	$376	$—	$—	$—	$376	$376	$—	$—
Money market fund	5	—	—	—	5	5	—	—
Bankers acceptances	118	—	—	—	118	118	—	—
Term deposits/certificates	271	—	—	—	271	235	36	—
Commercial paper	297	—	—	—	297	294	3	—
Non-U.S. treasury bills/notes	86	—	—	—	86	86	—	—
U.S. treasury bills/notes	32	—	—	—	32	—	20	12
U.S. government sponsored enterprise notes	31	—	—	—	31	—	16	15
Non-U.S. government sponsored enterprise notes	19	—	—	—	19	—	19	—
Corporate notes/bonds	135	1	(1)	—	135	9	90	36
Asset-backed securities	18	—	—	—	18	—	—	18
Auction-rate securities	35	—	—	—	35	—	—	35
Other investments	79	—	—	—	79	—	—	79

	$1,502	$1	$(1)	$—	$1,502	$1,123	$184	$195

As at February 26, 2011
Bank balances	$288	$—	$—	$—	$288	$288	$—	$—
Money market fund	20	—	—	—	20	20	—	—
Bankers acceptances	468	—	—	—	468	468	—	—
Term deposits/certificates	125	—	—	—	125	109	16	—
Commercial paper	416	—	—	—	416	369	47	—
Non-U.S. treasury bills/notes	509	—	—	—	509	509	—	—
U.S. treasury bills/notes	82	—	—	—	82	—	40	42
U.S. government sponsored enterprise notes	190	1	—	—	191	8	66	117
Non-U.S. government sponsored enterprise notes	26	—	—	—	26	—	10	16
Corporate notes/bonds	342	4	—	—	346	20	150	176
Asset-backed securities	141	—	—	—	141	—	1	140
Auction-rate securities	35	—	—	—	35	—	—	35
Other investments	51	—	—	—	51	—	—	51

	$2,693	$5	$—	$—	$2,698	$1,791	$330	$577

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Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Realized gains and losses on available-for-sale securities comprise the following:

	Three Months Ended		Nine Months Ended
	November 26, 2011	November 27, 2010	November 26, 2011	November 27, 2010
Realized gains	$1	$—	$1	$2
Realized losses	—	(6)	—	—

Net realized gains	$1	$(6)	$1	$2

The contractual maturities of available-for-sale investments as at November 26, 2011 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$926	$926
Due in one to five years	81	81
Due after five years	35	35
No fixed maturity date	5	5

	$1,047	$1,047

As at November 26, 2011 and February 26, 2011, the Company had no investments with continuous unrealized losses.

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. As at November 26, 2011, the Company had loaned securities (which are included in cash equivalents) with a market value of approximately $31M (February 26, 2011 - $nil) and consisting of non-U.S. treasury bills/notes, to major Canadian banks. The Company holds collateral with a current market value that exceeds the value of securities lent, consisting of non-U.S. treasury bills/notes issued by the federal and provincial governments of Canada.

During fiscal 2011, the Company recognized an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million as a result of the lack of continuing liquidity in these securities. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. The Company has not recorded any additional impairment on its auction rate securities as of November 26, 2011. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company continues to classify the auction rate securities as long-term investments on the consolidated balance sheet as at November 26, 2011.

During fiscal 2011, the Company also recognized an other-than-temporary impairment charge of $11 million against a portion of its claim on Lehman Brothers International (Europe) (“LBIE”) trust assets. These assets are represented by principal and interest payments from matured investments that were originally held at LBIE at the time of bankruptcy. The Company has not recorded any additional impairment on its claim of trust assets as of November 26, 2011. The Company continues to classify $25 million of these holdings as long term investments on the consolidated balance sheet as at November 26, 2011.

6

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

3.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers’ acceptances, term deposits/certificates, and commercial paper, the independent third party utilizes amortized cost as the short-term nature of the securities approximates fair value. For corporate notes/bonds (other than those classified as Level 3), U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes and asset backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers’ acceptances by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in

7

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

maturity dates, interest rates, and credit ratings. The bankers’ acceptances held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by financing, banking or capital organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the Federal and/or Provincial Governments of Canada and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Freddie Mac and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by European or Latin American countries and all have investment grade ratings.

8

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company corroborates the fair values provided by the independent third party for asset backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated via cash flow pricing methodology using unobservable inputs such as actual monthly interest and principal payments received, maturity rates of holdings, historical prices realized on sales, defaults experienced, maturity extension risk, pricing for similar securities, collateral value, and recovery value for similar securities. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows. The fair value includes an impairment charge of $6 million recognized in fiscal 2011 as discussed in note 2.

The fair value of other investments is represented by the trust claim on LBIE bankruptcy assets and is estimated using unobservable inputs such as estimated recovery values and prices observed on market activity for similar LBIE bankruptcy claims. The fair value includes an impairment charge of $11 million recognized in fiscal 2011 as discussed in note 2.

The fair value of currency forward contracts and currency option contracts has been determined using notional and exercise values, transaction rates, market quoted currency spot rates and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

On August 5, 2011, Standard & Poor’s (“S&P”) downgraded its rating of long-term U.S. sovereign debt. None of the U.S. treasury bills/notes or U.S. government sponsored enterprise notes held by the Company as of November 26, 2011 were impacted by this ratings downgrade, and all such investments maintain their investment-grade ratings. The AA+ rating provided by S&P remains a significantly high credit quality, and other ratings agencies still view the U.S. government as a AAA debtor. As such, the Company does not believe that there are any credit losses on its U.S. treasury bills/notes or U.S. government sponsored enterprise notes and the fair values as calculated via the methods described above in this note are accurate. None of the Company’s U.S. treasury bills/notes or U.S. government sponsored enterprise notes are in unrealized loss positions, and no other-than-temporary impairment has occurred.

9

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at November 26, 2011	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market fund	$5	$—	$—	$5
Banker acceptances	—	118	—	118
Term deposits/certificates	—	271	—	271
Commercial paper	—	297	—	297
Non-U.S. treasury bills/notes	—	86	—	86
U.S. treasury bills/notes	—	32	—	32
U.S. government sponsored enterprise notes	—	31	—	31
Non-U.S. government sponsored enterprise notes	—	19	—	19
Corporate notes/bonds	—	127	8	135
Asset-backed securities	—	18	—	18
Auction-rate securities	—	—	35	35
Other investments	—	—	25	25

Total available-for-sale investments	$5	$999	$68	$1,072
Currency forward contracts	—	123	—	123
Currency options contracts	—	7	—	7

Total assets	$5	$1,129	$68	$1,202

Liabilities
Currency forward contracts	$—	$26	$—	$26
Currency option contracts	—	4	—	4

Total liabilities	$—	$30	$—	$30

10

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at February 26, 2011	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market fund	$20	$—	$—	$20
Bankers acceptances	—	468	—	468
Term deposits/certificates	—	125	—	125
Commercial paper	—	416	—	416
Non-U.S. treasury bills/notes	—	509	—	509
U.S. treasury bills/notes	—	82	—	82
U.S. Government sponsored enterprise notes	—	191	—	191
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	335	11	346
Asset-backed securities	—	141	—	141
Auction-rate securities	—	—	35	35
Other investments	—	—	25	25

Total available-for-sale investments	20	2,293	71	2,384
Currency forward contracts	—	63	—	63
Currency option contracts	—	1	—	1

Total assets	$20	$2,357	$71	$2,448

Liabilities
Currency forward contracts	$—	$129	$—	$129
Currency option contracts	—	1	—	1
Mortgages	—	—	—	—

Total liabilities	$—	$130	$—	$130

11

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and nine months ended November 26, 2011:

	Three Months Ended		Nine Months Ended
	November 26, 2011	November 27, 2010	November 26, 2011	November 27, 2010
Balance, beginning of period	$69	$46	$71	$52
Principal repayments	(1)	26	(3)	(3)

Balance, end of period	$68	$72	$68	$49

The Company recognizes transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 1, Level 2 or Level 3 during the three and nine months ended November 26, 2011.

4.	CONSOLIDATED BALANCE SHEETS DETAIL

Inventories

Inventories were comprised as follows:

	As at
	November 26, 2011	February 26, 2011
Raw materials	$755	$552
Work in process	636	222
Finished goods	226	94
Provision for excess and obsolete inventories	(749)	(250)

	$868	$618

During the third quarter of fiscal 2012, the Company recorded a charge of $448 million related to the BlackBerry PlayBook tablets to reflect its estimated net realizable value.

12

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at
	November 26, 2011	February 26, 2011
Cost
Land	$132	$128
Buildings, leaseholds and other	1,366	1,155
BlackBerry operations and other information technology	2,103	1,803
Manufacturing equipment, research and development equipment, and tooling	481	380
Furniture and fixtures	505	433

	4,587	3,899
Accumulated amortization	(1,857)	(1,395)

Net book value	$2,730	$2,504

13

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Intangible assets, net

Intangible assets were comprised of the following:

	As at November 26, 2011
	Cost	Accumulated amortization	Net book value
Acquired technology	$415	$(173)	$242
Licenses	1,984	(591)	1,393
Patents	1,210	(373)	837

	$3,609	$(1,137)	$2,472

	As at February 26, 2011
	Cost	Accumulated amortization	Net book value
Acquired technology	$321	$(125)	$196
Licenses	1,232	(467)	765
Patents	1,114	(277)	837

	$2,667	$(869)	$1,798

During the nine months ended November 26, 2011, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, a patent license agreement with IV International, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions discussed in note 5.

Based on the carrying value of the identified intangible assets as at November 26, 2011 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2012 and each of the succeeding years is expected to be as follows: 2012 - $267 million; 2013 - $927 million; 2014 - $358 million; 2015 - $249 million; and 2016 - $180 million.

Other Assets

On June 30, 2011, a consortium of certain technology companies, of which the Company is a part, emerged as the successful bidder for all of Nortel Networks Corporation’s remaining patents and patent applications for a cash purchase price of $4.5 billion. The Company’s portion of the purchase consideration was approximately $778 million. The purchase includes more than 6,000 patents and patent applications spanning wireless, wireless 4G, data networking, voice, internet and other patents. Certain elements of the acquisition are expected to be completed prior to the end of the Company’s fiscal year. The Company has recorded its portion of the purchase

14

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

consideration plus applicable transaction costs as other assets on the consolidated balance sheet as at November 26, 2011. Once the transaction has been completed, the Company expects a portion of this balance to be recorded as intangible assets.

5.	BUSINESS ACQUISITIONS

On November 9, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology will be incorporated into the Company’s proprietary technology.

On October 21, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology offers cloud-based services for storing, sharing, accessing and organizing digital content on mobile devices.

On July 21, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology is being incorporated into an application on the BlackBerry PlayBook tablet.

On June 7, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology offers a customizable and cross-platform social mobile gaming developer tool kit.

On May 31, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology will provide a multi-platform BlackBerry Enterprise Solution for managing and securing mobile devices for enterprises and government organizations.

On April 26, 2011, the Company purchased for cash consideration certain assets of a company whose acquired technologies will be incorporated into the Company’s products to enhance calendar scheduling capabilities.

On March 25, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology is being incorporated into the Company’s developer tools.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed during the nine months ended November 26, 2011:

15

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Assets Purchased
Current assets	$12
Property, plant & equipment	3
Other assets	6
Customer relations	16
Acquired technology	72
In Process Research & Development	5
Deferred tax assets	4
Goodwill(1)	151

$269
Liabilities assumed	(29)
Deferred Income Tax Liability	(9)

Net non-cash assets acquired	$231
Cash acquired	6

Net assets acquired	$237

Consideration
Cash consideration	$232
Contingent consideration(2)	5

$237

(1)

Represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases. Goodwill as a result of certain assets purchased is expected to be deductible for tax purposes in the amount of approximately $10 million.

(2)

The Company has agreed to additional consideration contingent upon the achievement of certain agreed upon technology milestones, the outcome of pending patent infringement litigation, and the recovery of certain tax credits.

The weighted average amortization period of the acquired technology related to the business acquisitions completed during the nine months ended November 26, 2011 is approximately 3.6 years.

Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.

6.	COST OPTIMIZATION PROGRAM

On June 16, 2011, the Company announced a Cost Optimization Program to streamline operations across the organization, which includes a headcount reduction. The realignment is focused on eliminating redundancies and reallocating resources to enable the Company to focus on areas that offer the highest growth opportunities and align with the Company’s strategic objectives, such as accelerating new product introductions. On July 25, 2011,

16

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

the Company announced that it would be reducing its global workforce across all functions by approximately 2,000 employees, representing approximately 10% of the total global workforce, and that all impacted employees will receive severance packages and outplacement support.

As part of the Cost Optimization Program, the Company has incurred approximately $126 million in total pre-tax charges in the nine months ended November 26, 2011. All of the pre-tax charges are one-time employee termination benefits and the identification of redundant facilities, with the charges included in the Company’s consolidated statement of operations in cost of sales, research and development and selling, marketing and administration expenses, depending on the functions associated with the actions. The cost optimization accrual net of cash payments is included in the Company’s consolidated balance sheet as an accrued liability. As of the end of the third quarter of fiscal 2012, the Cost Optimization Program focused on headcount reductions and facilities redundancies was substantially completed and the Company expects all payments for employee termination benefits to be made by the end of fiscal 2012. The payments for charges relating to redundant facilities will continue to be made until the end of the term of the facilities leases.

The following table sets forth the activity in the Company’s Cost Optimization Program for the nine months ended November 26, 2011:

	Employee Termination Benefits	Facilities Costs	Total
Balance as at February 28, 2011	$—	$—	$—
Charges incurred	72	54	126
Cash payments made	(58)	(4)	(62)
Foreign exchange adjustments	—	(3)	(3)

Balance as at November 26, 2011	$14	$47	$61

The cost optimization charge incurred in the nine months ended November 26, 2011 was as follows:

Cost of Sales	$14
Research and development	23
Selling, marketing and administration	89

Total Program charge	$126

There were no cost optimization charges incurred during the nine months ended November 27, 2010.

7.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

17

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company enters into certain agreements that include indemnification provisions under which the Company could be subject to costs and damages in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of our agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

The change in the Company’s warranty expense and actual warranty experience for the nine months ended November 26, 2011 as well as the accrued warranty obligations as at November 26, 2011 are set forth in the following table:

Accrued warranty obligations as at February 26, 2011	$459
Warranty costs incurred for the nine months ended November 26, 2011	(513)
Warranty provision for the nine months ended November 26, 2011	533

Accrued warranty obligations as at November 26, 2011	$479

8.	INCOME TAXES

For the nine months ended November 26, 2011, the Company’s net income tax expense was $359 million or a net effective income tax rate of 21.8% compared to a net income tax expense of $924 million or a net effective income tax rate of 27.2% in the nine months ended November 27, 2010.

The Company has not recorded a valuation allowance against its deferred income tax assets (November 27, 2010 - nil).

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company’s total unrecognized income tax benefits as at November 26, 2011 was $145 million (February 26, 2011 - $164 million). The decrease in unrecognized income tax benefits in the nine months ended November 26, 2011 primarily relates to the settlement of an uncertain tax position.

As at November 26, 2011, the total unrecognized income tax benefit of $145 million includes approximately $117 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $28 million is recorded within current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet.

The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at November 26, 2011 were $145 million (February 26, 2011 - $164 million).

A summary of open tax years by major jurisdiction is presented below:

18

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Canada (1)	Fiscal 2003 - 2011
United States (1)	Fiscal 2009 - 2011
United Kingdom	Fiscal 2009 - 2011

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings. The Company has other non-Canadian income tax audits in process. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its results of operations and financial condition. The Company believes it is reasonably possible that approximately $14 million of its gross unrecognized income tax benefits will decrease in the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at November 26, 2011 was $6 million (February 26, 2011 –$12 million). The amount of penalties accrued as at November 26, 2011 was nil (February 26, 2011 – nil).

9.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of approximately $7 million and $21 million for the three and nine months ended November 26, 2011 ($7 million and $23 million for the three and nine months ended November 27, 2010) in relation to stock-based compensation expense.

The Company has presented excess tax benefits (deficiencies) from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Stock options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 15 million stock options available for future grants under the stock option plan as at November 26, 2011.

As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman agreed to contribute, in aggregate, a total of approximately CAD $83 million to RIM, consisting of (i) a total of CAD $38 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $45 million to RIM (CAD $15 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise

19

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”) calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM, and in the fourth quarter of fiscal 2011, options to acquire an aggregate of 391,292 common shares of RIM, expired in satisfaction of the undertakings not to exercise options. During the first quarter of fiscal 2012, the remaining 10,000 options expired in satisfaction of the undertakings not to exercise options effectively completing the contributions required as part of the settlement agreement reached with the OSC.

A summary of option activity since February 26, 2011 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted-Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 26, 2011	4,610	$70.36
Exercised during the period	(292)	29.70
Forfeited/cancelled/expired during the period	(372)	68.90

Balance as at November 26, 2011	3,946	$69.46	1.92	$—

Vested and expected to vest as at November 26, 2011	3,875	$69.33	1.91	$—

Exercisable as at November 26, 2011	3,060	$67.33	1.77	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on November 26, 2011 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on November 26, 2011. The intrinsic value of stock options exercised during the nine months ended November 26, 2011, calculated using the average market price during the year, was approximately $6 per share.

20

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of unvested stock options since February 26, 2011 is shown below:

	Options Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value
Balance as at February 26, 2011	1,517	$37.63
Vested during the period	(522)	34.51
Forfeited during the period	(109)	60.64

Balance as at November 26, 2011	886	$36.66

As at November 26, 2011, there was $23 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.2 years. The total fair value of stock options vested during the nine months ended November 26, 2011 was $18 million.

Cash received from the stock options exercised for the nine months ended November 26, 2011 was $9 million (November 27, 2010 - $17 million). Tax deficiencies incurred by the Company related to the stock options exercised was $2 million for the nine months ended November 26, 2011 (November 27, 2010 – $0.3 million).

During the nine months ended November 26, 2011 and November 27, 2010, there were no stock options granted, respectively.

Restricted Share Unit Plan

The Company recorded compensation expense with respect to Restricted Share Units (“RSUs”) of approximately $18 million and $42 million for the three and nine months ended November 26, 2011 ($11.8 million and $28.7 million for the three and nine months ended November 27, 2010).

During the nine months ended November 26, 2011, a trustee selected by the Company purchased 5,948,957 common shares for total consideration of approximately $150 million to comply with its obligations to deliver shares upon vesting (November 27, 2010 – 1,191,084 common shares were purchased for total cash consideration of approximately $59.7 million). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.

21

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of RSU activity since February 26, 2011 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Instrinsic Value (millions)
Balance as at February 26, 2011	2,703	$57.40
Granted during the period	6,427	26.49
Vested during the period	246	60.24
Cancelled during the period	572	50.50

Balance as at November 26, 2011	8,312	$33.89	1.94	$133

Vested and expected to vest at November 26, 2011	8,126	$35.17	1.90	$130

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on November 26, 2011) that would have been received by RSU holders if all RSUs had been redeemed on November 26, 2011.

As of November 26, 2011, there was $192 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.7 years.

Deferred Share Unit Plan

The Company issued 44,881 Deferred Share Units (“DSUs”) in the nine months ended November 26, 2011. As at November 26, 2011, there were 91,204 DSUs outstanding (November 27, 2010 - 48,063). The Company had a liability of $2 million in relation to the DSU plan as at November 26, 2011 (November 27, 2010 - $2.9 million).

22

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

10.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the nine months ended November 26, 2011:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 26, 2011	523,869	$2,359	2,753	$(160)
Exercise of stock options	291	9	—	—
Conversion of restricted share units	—	—	—	—
Stock-based compensation	—	63	—	—
Tax deficiencies related to stock-based compensation	—	(2)	—	—
Purchase of treasury stock	—	—	5,949	(150)
Treasury stock vested	—	(13)	(246)	13
Common shares repurchased	—	—	—	—

Common shares outstanding as at November 26, 2011	524,160	$2,416	8,456	$(297)

The Company had 524 million voting common shares outstanding, 4 million options to purchase voting common shares, 8 million RSUs and 91,204 DSUs outstanding as at December 13, 2011.

On June 16, 2011, the Company’s Board of Directors approved a share repurchase program to purchase for cancellation through the facilities of the NASDAQ Stock Market (“NASDAQ”) or, subject to regulatory approval, by way of private agreement up to 5% of the Company’s outstanding common shares (representing approximately 26 million common shares as of the date hereof). The share repurchase program may commence after July 10, 2011 and will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM. There were no common shares repurchased during the nine months ended November 26, 2011 in relation to this share repurchase program.

The price that the Company will pay for any shares purchased over NASDAQ will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contains restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company's shares on NASDAQ. Any purchases made by way of private agreement may

23

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

be at a discount to the prevailing market price at the time of purchase, and would be subject to regulatory approval.

11.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	November 26, 2011	November 27, 2010	November 26, 2011	November 27, 2010
Net income for basic and diluted earnings per share available to common shareholders	$265	$911	$1,289	$2,477

Weighted-average number of shares outstanding (000’s) - basic	524,139	522,436	524,079	540,394
Effect of dilutive securities (000’s) - stock- based compensation	—	1,970	200	2,630

Weighted-average number of shares and assumed conversions (000’s) - diluted	524,139	524,406	524,279	543,024

Earnings per share - reported
Basic	$0.51	$1.74	$2.46	$4.58
Diluted	$0.51	$1.74	$2.46	$4.56

24

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

12.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following table:

	Three Months Ended
	November 26, 2011	November 27, 2010
Net income	$265	$911
Net change in unrealized gains (losses) on available- for-sale investments	(2)	6
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income taxes of $36 million (November 27, 2010 - income tax of $1 million)	103	—
Amounts reclassified to earnings during the year, net of income tax recovery of $1 million (November 27, 2010 - income taxes of $8 million)	3	21

Comprehensive income	$369	$938

	Nine Months Ended
	November 26, 2011	November 27, 2010
Net income	$1,289	$2,477
Net change in unrealized gains (losses) on available- for-sale investments	(4)	—
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income tax recovery of $6 million (November 27, 2010 - income taxes of $12 million)	(18)	27
Amounts reclassified to earnings during the year, net of income tax recovery of $26 million (November 27, 2010 - income taxes of $14 million)	72	(34)

Comprehensive income	$1,339	$2,470

25

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The components of accumulated other comprehensive income are as follows:

	As at
	November 26, 2011	February 26, 2011
Accumulated net unrealized gains on available-for-sale investments	$1	$5
Accumulated net unrealized gains/ (losses) on derivative instruments designated as cash flow hedges	39	(15)

Total accumulated other comprehensive gain/ (loss)	$40	$(10)

The components of unrealized losses on derivative instruments are as follows:

	As at
	November 26, 2011	February 26, 2011
Unrealized gains included in other current assets	$130	$64
Unrealized losses included in accrued liabilities	(30)	(130)

Net fair value of unrealized gains/ (losses) on derivative instruments	$100	$(66)

13.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the three and nine months ended November 26, 2011 included $14 million and $32 million with respect to foreign exchange losses, respectively (three and nine months ended November 27, 2010 - foreign exchange gains of $2 million and $1.7 million, respectively).

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

On September 8, 2011, the Company entered into a new $500 million senior unsecured revolving credit facility (the “Facility”) with a syndicate of commercial banks for working capital, capital expenditures, acquisitions, investments and general corporate purposes. As at November 26, 2011, the Company had utilized $9 million of the Facility for outstanding letters of credit. The Facility can be increased to $1.0 billion at the

26

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Company’s request, subject to receiving additional credit commitments from new or existing commercial banks within the syndicate.

(b)	Indemnification

The Company enters into certain agreements that include indemnification provisions under which the Company could be subject to costs and damages in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of our agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

The Company has entered into indemnification agreements with its directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See RIM’s Management Information Circular for fiscal 2011 for additional information regarding the Company’s indemnification agreements with its directors and executive officers.

(c)	Litigation

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have other effects.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, have been or may be filed or made based upon the Company’s corporate disclosure, including its practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics and updating same where circumstances warrant. Management assesses such claims and where considered likely to result in a material exposure and,

27

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional unaudited information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations for fiscal 2011.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	As at November 26, 2011
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Held-to-maturity investments
Currency forward contracts - asset	$3,796	$123
Currency option contracts - asset	$319	$7
Currency forward contracts - liability	$989	$(26)
Currency option contracts - liability	$284	$(4)

	As at February 26, 2011
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Held-to-maturity investments
Currency forward contracts - asset	$1,622	$63
Currency option contracts - asset	$156	$1
Currency forward contracts - liability	$4,848	$(129)
Currency option contracts - liability	$180	$(1)

Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

28

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The majority of the Company’s revenues in the three and nine months ended November 26, 2011 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted currency spot rates and interest rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.

The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive loss are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive loss and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and nine months ended November 26, 2011, there was $nil and $5 million in realized losses on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (three and nine months ended November 27, 2010 - nil). As at November 26, 2011 and November 27, 2010, the outstanding derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from December 2011 to September 2013. As at November 26, 2011, the net unrealized gains on forward contracts was $50 million (February 26, 2011 – net unrealized losses of $20 million) and the net unrealized gains on option contracts was $3 million (February 26, 2011 – nil). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive loss. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive loss. As at November 26, 2011, the Company estimates that approximately $51 million of net unrealized gains on these forward and option contracts will be reclassified into income within the next twelve months.

29

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	November 26, 2011		February 26, 2011
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$60	Other current assets	$57
Currency option contracts - asset	Other current assets	$7	Other current assets	$1
Currency forward contracts - liability	Accrued liabilities	$10	Accrued liabilities	$77
Currency option contracts - liability	Accrued liabilities	$4	Accrued liabilities	$1

The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three and nine months ended November 26, 2011:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
			Three Months Ended November 26, 2011	Nine Months Ended November 26, 2011
Currency Forward Contracts	$54	Revenue	$(4)	$(125)
Currency Option Contracts	7	Revenue	—	(3)
Currency Forward Contracts	(1)	Cost of sales	—	10
Currency Option Contracts	(1)	Cost of sales	—	—
Currency Forward Contracts	(1)	Selling, marketing and administration	—	12
Currency Option Contracts	(1)	Selling, marketing and administration	—	—
Currency Forward Contracts	(2)	Research and development	—	14
Currency Option Contracts	(2)	Research and development	—	—

	Amount of Gain (Loss)	Location of Loss Reclassified from	Amount of Loss Reclassified from Accumulated OCI into Income (Ineffective Portion)
	Recognized in Income on Derivative Instruments (Ineffective Portion)	Accumulated OCI into Income (Ineffective Portion)	Three Months Ended November 26, 2011	Six Months Ended November 26, 2011
Currency Forward Contracts	$—	Selling, marketing and administration	$—	$(5)

30

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three and nine months ended November 27, 2010:

	Amount of Gain Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
			Three Months Ended November 27, 2010	Nine Months Ended November 27, 2010
Currency Forward Contracts	$11	Revenue	$(35)	$25
Currency Option Contracts	$8	Revenue	$—	$—
Currency Forward Contracts	$8	Cost of sales	$1	$6
Currency Forward Contracts	$12	Selling, marketing and administration	$3	$7
Currency Forward Contracts	$14	Research and development	$3	$10

As part of its risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from December 2011 to February 2012. As at November 26, 2011, net unrealized gains of $47 million were recorded in respect of these instruments (February 26, 2011 – net unrealized losses of $46 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	November 26, 2011		February 26, 2011
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$63	Other current assets	$6
Currency forward contracts - liability	Accrued liabilities	$16	Accrued liabilities	$52

31

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and nine months ended November 26, 2011:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended November 26, 2011	Nine Months Ended November 26, 2011
Currency Forward Contracts	Selling, marketing and administration	$90	$43
Currency Option Contracts	Selling, marketing and administration	$2	$3

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and nine months ended November 27, 2010:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended November 27, 2010	Nine Months Ended November 27, 2010
Currency forward contracts	Selling, marketing and administration	$(18)	$9
Currency option contracts	Selling, marketing and administration	$—	$1

Credit

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 26, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 32% (February 26, 2011 – 59%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 26, 2011, no single issuer represented more than 16% of the total cash, cash equivalents and investments (February 26, 2011 - no single issuer represented more than 19% of the total cash, cash equivalents and investments).

32

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Interest Rate

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

16.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Revenue, classified by major geographic segments in which our customers are located, was as follows:

	Three Months Ended		Nine Months Ended
	November 26,	November 27,	November 26,	November 27,
	2011	2010	2011	2010
Revenue
Canada	$385	$506	$1,063	$1,025
United States	1,026	1,883	3,457	6,178
United Kingdom	588	685	1,485	1,583
Other	3,170	2,421	8,240	5,565

	$5,169	$5,495	$14,245	$14,351

Revenue
Canada	7.5%	9.2%	7.5%	7.1%
United States	19.8%	34.3%	24.3%	43.0%
United Kingdom	11.4%	12.4%	10.4%	11.1%
Other	61.3%	44.1%	57.8%	38.8%

	100.0%	100.0%	100.0%	100.0%

33

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

	Three Months Ended		Nine Months Ended
	November 26,	November 27,	November 26,	November 27,
	2011	2010	2011	2010
Revenue mix
Hardware	$4,081	$4,484	$10,929	$11,474
Service	968	835	2,944	2,299
Software	78	78	238	214
Other	42	98	134	364

	$5,169	$5,495	$14,245	$14,351

	As at
	November 26,	February 26,
	2011	2011
Property, plant and equipment, intangible assets and goodwill
Canada	$4,650	$3,787
United States	671	707
United Kingdom	38	41
Other	502	275

	$5,861	$4,810

Total assets
Canada	$8,276	$6,935
United States	2,257	3,390
United Kingdom	2,018	1,594
Other	1,486	956

	$14,037	$12,875

34

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

17.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	Nine Months Ended
	November 26,	November 27,
	2011	2010
Accounts receivable, net	$31	$(1,499)
Other receivables	(11)	(32)
Inventories	(250)	(19)
Other current assets	(353)	(2)
Accounts payable	141	659
Accrued liabilities	(91)	591
Income taxes payable	(179)	91
Deferred revenue	83	22

	$(629)	$(189)

35

RESEARCH IN MOTION LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 26, 2011

December 20, 2011

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and nine months ended November 26, 2011, and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 26, 2011. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months and nine months ended November 26, 2011, and up to and including December 20, 2011.

Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 26, 2011, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•

the Company’s expectations regarding new product initiatives and timing, including the Company’s expectations relating to the BlackBerry PlayBook OS 2.0 software, the next generation of BlackBerry 10 smartphones and new versions of the BlackBerry® PlayBook™ tablet;

•

the Company’s plans to streamline its operations and accelerate new product introductions, and its expectations relating to the benefits of its cost optimization program and Cost Optimization and Resource Efficiency (“CORE”) program;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	statements relating to the Company’s earnings and gross margin expectations;

•	anticipated demand for the Company’s BlackBerry 7 smartphones, and its plans and expectations relating to programs to drive sell-through of the BlackBerry PlayBook tablet;

•	the Company’s revenue, earnings and unit shipment expectations in the fourth quarter of fiscal 2012 and in fiscal 2013;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s plans and expectations regarding advertising and promotional programs;

•	the Company’s expectations regarding the completion of certain elements of the acquisition of patents and patent applications from Nortel Networks Corporation (“Nortel”);

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 26, 2011:

Risks Related to Intellectual Property

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties; and

•	the potential impact of copyright levies in numerous countries.

Risks Related to the Company’s Business and its Industry

•	RIM’s ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

•	risks related to delays in new product introductions, including the BlackBerry PlayBook OS 2.0 software and the Company’s next generation of BlackBerry 10 smartphones;

•

intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to effectively compete in the tablet market;

•	RIM’s ability to manage inventory and asset risk, including its ability to manage BlackBerry PlayBook tablet sell-through programs;

•

the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•	risks related to RIM’s ability to implement and to realize the anticipated benefits of its cost optimization and CORE programs;

•	RIM’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•

RIM’s reliance on its suppliers for functional components, including the suppliers RIM has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	RIM’s ability to successfully maintain and enhance its brand;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	potential charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet;

•

reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including RIM’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 smartphones and the BlackBerry PlayBook tablets;

•	RIM’s ability to expand and enhance BlackBerry® App World™;

•	RIM’s reliance on third-party manufacturers for certain products and its ability to manage its production process;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products and services in certain countries due to encryption of the products and services;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	general commercial litigation and other litigation claims, including purported class action claims relating to RIM’s operations;

•

risks associated with litigation claims against the Company arising from the Company’s practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics, including the Company’s practice of updating previous guidance where circumstances warrant;

•	changes in interest rates affecting RIM’s investment portfolio and its revolving credit facility and the creditworthiness of its investment portfolio; and

•

risks associated with the Company’s share repurchase program, including: fluctuations in the market price for RIM’s shares; RIM’s ability to comply with regulatory requirements relating to the share repurchase program; and future alternative uses for RIM’s cash.

As noted above, the Company follows the practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics for the subsequent fiscal quarter in its quarterly earnings press releases. In addition, in the press release issued December 2, 2011 updating the Company’s guidance for the third quarter of fiscal 2012, the Company provided forward-looking guidance with respect to its anticipated

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

earnings per share for the fiscal year ending March 3, 2012. These statements relating to RIM’s revenue, gross margin and earnings expectations are forward-looking statements that are intended to enable RIM’s shareholders to view the anticipated financial performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above. They are made by RIM in light of its experience, its perception of historical and anticipated business trends, current conditions in the business and anticipated future developments, including competition and new product initiatives and timing, as well as RIM’s current assessments of the various risk factors identified above. As noted above and in the press releases containing such guidance, these forward-looking statements are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to information, including email, voice, instant messaging, short message service (SMS), Internet and intranet-based applications and browsing. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services through software development kits, wireless connectivity to data and third-party support programs. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless HandheldTM product line, the BlackBerry PlayBook tablet, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.

Sources of Revenue

RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices and BlackBerry PlayBook tablets, software and services. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.

RIM generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry handheld devices also incorporate a mobile phone, web-browsing capability and enables the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry handheld devices also include multimedia capabilities. During the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

third quarter of fiscal 2012, the Company continued the launch of new BlackBerry handheld devices that incorporate the BlackBerry 7 operating system in North America and other markets around the world.

During the first nine months of fiscal 2012, the Company launched the WiFi-enabled BlackBerry Playbook tablet in 44 markets around the world. The BlackBerry PlayBook tablet represents the Company’s first tablet product and features the new BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX Software Systems in fiscal 2011, which is expected to become the core of the next generation of BlackBerry 10 smartphones. Other features of the BlackBerry PlayBook tablet include a seven-inch high definition display, a dual core 1 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking, advanced security features and an uncompromised web browsing experience that supports Adobe Flash. On July 21, 2011, the BlackBerry PlayBook tablet received Federal Information Processing Standard 140-2 certification, making the BlackBerry PlayBook tablet the first tablet certified for deployment within U.S. federal government agencies. This certification demonstrates RIM’s continuing commitment and ability to meet the needs of security conscious organizations. The Company is currently undertaking a high level of promotional activity in the retail channels to drive sell-through of the BlackBerry PlayBook tablet to end customers as a result of several factors, including recent shifts in the competitive dynamics of the tablet market and a delay in the release of the BlackBerry PlayBook OS 2.0 software, which will deliver new capabilities and applications. As well, both consumer and enterprise customers who purchase a new BlackBerry PlayBook tablet at the current promotional pricing, along with existing BlackBerry PlayBook customers, will be able to upgrade to the enhanced BlackBerry PlayBook OS 2.0 software at no additional charge when it becomes available.

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts (“NRE”).

PlayBook Inventory Provision

On December 2, 2011, the Company announced that it would record the pre-tax provision in the third quarter of fiscal 2012 of approximately $485 million, approximately $356 million after tax (the “PlayBook Inventory Provision”), related to its inventory valuation of BlackBerry PlayBook tablets. The charge was predominantly non-cash. As previously disclosed, RIM has a high level of BlackBerry PlayBook inventory. The Company believes that an increase in promotional activity is required to drive sell-through to end customers. This is due to several factors, including recent shifts in the competitive dynamics of the tablet market and a delay in the release of the BlackBerry PlayBook OS 2.0 software. As a result, RIM recorded a provision that reflects the current market environment and allows it to expand upon the aggressive level of promotional activity recently employed by the Company in order to drive BlackBerry PlayBook tablet adoption.

Based on the positive response to the promotions that are underway in select markets, RIM believes this strategy will accelerate adoption of its QNX-based platform by consumers and enterprises, as well as help to drive the development of a vibrant application ecosystem in advance of its next generation of BlackBerry 10 smartphones. RIM sold into the channels approximately 150,000 BlackBerry PlayBook tablets in the third quarter of fiscal 2012 and sell-through to end customers, based on RIM’s internal data, was higher than this amount. Since the launch of the new promotions across consumer and enterprise channels in the United States and Canada late in the third quarter of fiscal 2012, the Company has seen a significant increase in demand for the BlackBerry PlayBook tablet.

Cost Optimization Program and CORE

On June 16, 2011, the Company announced a cost optimization program (the “Cost Optimization Program”) to streamline operations across the organization. This realignment has focused on eliminating redundancies and reallocating resources to enable the Company to focus on areas that offer the highest growth opportunities and align with RIM’s strategic objectives, such as accelerating new product introductions. The Company believes that a more efficient cost structure will better enable it to respond to new market opportunities and changes in the competitive environment. On July 25, 2011, the Company announced that it would be reducing its global workforce across all functions by approximately 2,000 employees, representing approximately 10% of the total global workforce, and that all impacted employees will receive severance packages and outplacement support. The Company incurred approximately $126 million in total pre-tax charges related to the Cost Optimization Program, as described in greater detail below. Substantially all of the pre-tax charges are one-time employee termination benefits and the identification and elimination of redundant facilities. As of the end of the third quarter of fiscal 2012, the Cost Optimization Program, which was focused on headcount reductions and facilities redundancies, was substantially complete. The Company expects all payments for employee termination benefits to be made by the end of fiscal 2012. The payments for charges relating to redundant facilities will continue to be made until the end of the term of the facilities leases.

As part of the Company’s continuous effort to streamline its operations and increase efficiency, the Company has also commenced the CORE program where a

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

comprehensive review of all aspects of its business will be undertaken with the objective of improving the Company’s operations. This includes, among other things, a review of product management and the number of stock keeping units (“SKUs”) offered, the realization of supply chain efficiencies and bill of material cost reductions, marketing and advertising spending, partnership and licensing opportunities, organizational and management structure as well as opportunities to leverage the BlackBerry infrastructure.

Non-GAAP Financial Measures

As noted above, the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On December 15, 2011, the Company announced financial results for the third quarter of fiscal 2012, which included certain non-GAAP financial measures, including adjusted revenue, adjusted net income and adjusted diluted earnings per share that exclude the impact of the pre-tax charges in the third quarter of fiscal 2012 related to the PlayBook Inventory Provision, the service interruption that occurred in third quarter of fiscal 2012 (the “Q3 Service Interruption”) and the Cost Optimization Program. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted revenue, adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated December 15, 2011.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended February 26, 2011, unless specifically noted below.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Hardware

Revenue from the sale of BlackBerry wireless hardware products (e.g., BlackBerry handheld devices and BlackBerry PlayBook tablets) is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.

The Company sells its BlackBerry PlayBook tablet with the right to receive unspecified software upgrade rights on a “when-and-if available” basis. These upgrade rights are related specifically to the product’s essential operating system software. In these instances, the amount allocated to the unspecified software upgrade rights are deferred and recognized rateably over the 24-month estimated life of the BlackBerry PlayBook tablet.

The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The estimated cost of the customer incentive programs is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is deferred and adjusted when incentive programs end.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and Handling Costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-Element Arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services, (ii) tablets with unspecified software upgrades on a when-and-if available basis, and (iii) software with technical support services.

For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the BlackBerry PlayBook tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As the BlackBerry PlayBook tablet or the upgrade right are not sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company’s BESP. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet. If the Company’s quarterly pricing reviews and internal control procedures indicate market facts and circumstances have changed, the Company’s BESP for hardware products, services and unspecified software upgrade rights related to the Company’s tablets could change. On an annual basis, the Company also reviews internal statistical data to estimate the useful life of the Company’s devices and tablets in market. If the estimated life of these hardware products should change, the amortization period for any deferred service revenues or deferred unspecified software upgrade right revenues would also change to reflect new market realities.

Valuation of Goodwill

Goodwill is tested annually for impairment during the fourth quarter or more frequently if it is warranted by changes in events and circumstances that indicate goodwill is more likely than not impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity, and the testing of recoverability for a significant asset group.

The goodwill impairment test prescribed by U.S. GAAP requires the Company to identify reporting units and to determine estimates of the fair values of the Company’s reporting units as of the date it tests for impairment. Determining the fair value of the Company’s reporting units for the purpose of testing the potential impairment of individual assets and goodwill requires significant judgment by management. Different judgments could yield different results. To conduct these tests of goodwill, the fair value of the reporting unit is compared to its carrying value. If the reporting unit’s carrying value exceeded its fair value, the Company would record a non-cash impairment loss equal to the difference between the carrying value of goodwill and the implied fair value. For purposes of the Company’s goodwill impairment test, the Company has conducted an assessment and concluded that it operates as a single reporting unit.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill is tested using a two-step process. The first step involves comparing the Company’s estimated fair value to its carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step of the goodwill impairment test is performed to measure the impairment amount. The second step involves determining an implied fair value of goodwill for the Company, which is calculated by measuring the excess of estimated fair value of the Company over the aggregated estimated fair values of assets and liabilities. If the carrying amount of goodwill exceeds its implied fair value, a non-cash impairment loss is recognized in an amount equal to that excess.

The Company typically performs its goodwill impairment testing late in the fourth quarter of its fiscal year. However, during fiscal 2012, the Company experienced a significant decline in its share price and during the third quarter of fiscal 2012, the Company’s market capitalization declined to a level that was lower than its carrying amount. The Company determined that these facts and circumstances may indicate the existence of potential impairment of goodwill and as a result, performed an interim goodwill impairment test as at December 5, 2011 (the “Interim Testing Date”). The estimated fair value of the Company was determined utilizing a market-based approach and the Company’s market capitalization was used as a key input for the determination of fair value. Market capitalization was determined by multiplying the number of shares outstanding as at November 26, 2011 by the average market price of the Company’s common shares over the 30-day period before the Interim Testing Date. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company’s shares. The Company believes that market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. The amount of control premium in excess of the Company’s market capitalization requires significant judgment and the Company observed recent market transactions as a guide to establish a range of reasonably possible control premiums to estimate the Company’s fair value. The Company determined that a minimum control premium of approximately 4% was required for the fair value of the Company to exceed its carry amount as at the Interim Testing Date. The Company also performed an additional impairment test using the same methodology as outlined above with December 16, 2011 as the testing date, and noted that a 13% control premium was required for the fair value of the Company to exceed its carry amount as at that date. The Company also observed control premiums of at least 30% within its industry based on a series of recent market transactions. As a result, it concluded that the estimated fair value of the Company exceeded its carrying amount as at the Interim Testing Date. Consequently, no goodwill impairment charge was recorded in the third quarter of fiscal 2012.

As described above, the Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in our results of operations, and changes in our forecasts or market expectations relating to future results. The Company’s share price has fluctuated significantly from a high of $68.45 as at March 3, 2011 to a low of $13.44 as at December 16, 2011 during fiscal 2012. See “Risk Factors – The market price of the Company’s common shares may be volatile” in the Company’s Annual Information Form. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s share price performance or control premium applicable to the Company. A sustained decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the goodwill impairment test, particularly the determination of an appropriate control premium, and the reasonableness of observing the average market price over a 30-day

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

period, may result in an impairment in future periods of some or all of the goodwill on the Company’s balance sheet. Although it does not affect the Company’s cash flow, an impairment charge to earnings has the effect of decreasing the Company’s earnings or increasing the Company’s losses, as the case may be. If the Company is required to record goodwill impairment charges, the Company’s share price could also be adversely affected. See “Cautionary Note Regarding Forward-Looking Statements – Risks Related to the Company’s Business and its Industry – Potential charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations

Third quarter of Fiscal 2012 compared to the Third quarter of Fiscal 2011

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain unaudited consolidated balance sheet data, as at November 26, 2011 and November 27, 2010, which is expressed in millions of dollars:

	As at and for the Three Months Ended
	November 26, 2011		November 27, 2010		Change Fiscal 2012/2011
	(in millions, except for share and per share amounts)
Revenue (1)	$5,169	100.0%	$5,495	100.0%	$(326)

Cost of sales (2, 3)	3,759	72.7%	3,101	56.4%	658

Gross margin	1,410	27.3%	2,394	43.6%	(984)

Operating expenses
Research and development (3)	369	7.1%	357	6.5%	12
Selling, marketing and administration(3)	567	11.0%	666	12.1%	(99)
Amortization	146	2.8%	115	2.1%	31

	1,082	20.9%	1,138	20.7%	(56)

Income from operations	328	6.3%	1,256	22.9%	(928)

Investment income (loss), net	2	0.0%	(11)	(0.2%)	13

Income before income taxes	330	6.3%	1,245	22.7%	(915)

Provision for income taxes	65	1.2%	334	6.1%	(269)

Net income	$265	5.1%	$911	16.6%	$(646)

Earnings per share
Basic	$0.51		$1.74		$(1.23)

Diluted	$0.51		$1.74		$(1.23)

Weighted-average number of common shares outstanding (000’s)
Basic	524,139		522,436
Diluted	524,139		524,406

Total assets	$14,037		$12,085		$1,952
Total liabilities	$3,840		$4,081		$(241)
Total long-term liabilities	$276		$247		$29
Shareholders’ equity	$10,197		$8,004		$2,193

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

During the third quarter of fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties totaling approximately $54 million related to the unavailability of the Company’s network.

(2)	During the third quarter of fiscal 2012, the Company recorded the pre-tax PlayBook Inventory Provision of approximately $485 million. See “Overview – PlayBook Inventory Provision”.
(3)

Cost of sales, research and development, and selling, marketing and administration expenses included approximately $7 million in total pre-tax charges related to the Cost Optimization Program to streamline operations across the Company during the third quarter of fiscal 2012. Included in the cost of sales, research and development, and selling, marketing and administration expenses for the third quarter of fiscal 2012 were approximately $1 million, $3 million, and $3 million, respectively, of charges related to the Cost Optimization Program. See “Overview – Cost Optimization and CORE”.

Executive Summary

Revenue for the third quarter of fiscal 2012 was $5.2 billion, a decrease of approximately $326 million, or 6%, from $5.5 billion in the third quarter of fiscal 2011. Hardware revenue decreased by $403 million, or 9%, to $4.1 billion, primarily attributable to the mix of BlackBerry handheld devices sold, with a greater proportion of BlackBerry handheld devices sold in the third quarter of fiscal 2012 that had lower average selling prices and gross margins compared to those sold in the third quarter of fiscal 2011. Also, the number of BlackBerry handheld devices sold decreased by approximately 0.1 million, or 1%, to approximately 14.1 million in the third quarter of fiscal 2012, compared to approximately 14.2 million in the third quarter of fiscal 2011. The number of BlackBerry PlayBook tablets shipped during the third quarter of fiscal 2012 was approximately 150,000, of which 37,000 units were recognized as revenue during the quarter as the remaining units did not meet the criteria for revenue recognition as outlined in the “Critical Accounting Policies and Estimates” section of this MD&A. The revenue for the units that were shipped in the third quarter of fiscal 2012 but not recognized will be recorded as revenue when all of the revenue recognition criteria are met. Service revenue increased by $133 million to $1.0 billion in the third quarter of fiscal 2012, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the third quarter of fiscal 2011, partially offset by penalty charges and service credits totalling approximately $54 million as the result of the Q3 Service Interruption. Software revenue of $78 million in third quarter of fiscal 2012 was similar to the third quarter of fiscal 2011, and other revenue decreased by $56 million to $42 million in the third quarter of fiscal 2012 compared to the third quarter of fiscal 2011.

The Company’s net income for the third quarter of fiscal 2012 was $265 million, a decrease of $646 million, or 71%, compared to net income of $911 million in the third quarter of fiscal 2011. This decrease primarily reflects the recognition of the pre-tax PlayBook Inventory Provision of approximately $485 million and a decrease in the Company’s gross margin, partially offset by a decrease in selling, marketing and administration expenses, as well as a decrease in the provision for income taxes.

Basic earnings per share (“basic EPS”) and diluted earnings per share (“diluted EPS”) were both $0.51 in the third quarter of fiscal 2012 compared to basic EPS and diluted EPS of $1.74 in the third quarter of fiscal 2011, a 71% decrease compared to the third quarter of fiscal 2011. On December 2, 2011, the Company announced that it no longer expected to meet its previously-announced guidance for full year fiscal 2012 diluted earnings per share of $5.25-$6.00, as a result of lower than expected sell-through in the third quarter of fiscal 2012 and a weaker than anticipated outlook for the fourth quarter of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

See PlayBook Inventory Provision, Cost Optimization Program and Q3 Service Interruption for a discussion of the Company’s use and reconciliation of non-GAAP financial measures in the press release, dated December 15, 2011.

A more comprehensive analysis of these factors is contained in “Results of Operations”.

Results of Operations

Three months ended November 26, 2011 compared to the three months ended November 27, 2010

Revenue

Revenue for the third quarter of fiscal 2012 was $5.2 billion, a decrease of approximately $326 million, or 6%, from $5.5 billion in the third quarter of fiscal 2011.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
	November 26, 2011		November 27, 2010		Change Fiscal 2012/2011
Millions of BlackBerry handheld devices sold	14.1		14.2		(0.1)	(0.7%)

Millions of BlackBerry PlayBook tablets sold	0.1		—		0.1	—

Revenue (in millions)
Hardware	$4,081	79.0%	$4,484	81.6%	$(403)	(9.0%)
Service(1)	968	18.7%	835	15.2%	133	15.9%
Software	78	1.5%	78	1.4%	—	—
Other	42	0.8%	98	1.8%	(56)	(57.1%)

	$5,169	100.0%	$5,495	100.0%	$(326)	(5.9%)

(1)

During the third quarter of fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

Hardware revenue was $4.1 billion, or 79.0% of consolidated revenue, in the third quarter of fiscal 2012, compared to $4.5 billion, or 81.6% of consolidated revenue, in the third quarter of fiscal 2011, representing a decrease of 9.0% over the same period in the prior fiscal year. This decrease in hardware revenue over the comparable prior fiscal year period was primarily attributable to the mix of BlackBerry handheld devices

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

sold, with a greater proportion of BlackBerry handheld devices sold in the third quarter of fiscal 2012 that had lower average selling prices and gross margins compared to those sold in the third quarter of fiscal 2011. The Company shipped approximately 14.1 million BlackBerry handheld devices in the third quarter of fiscal 2012 compared to 14.2 million BlackBerry handheld devices in the third quarter of fiscal 2011. The Company continued to launch BlackBerry 7 products globally throughout the third quarter of fiscal 2012. As such, the mix of hardware sales in the third quarter included a significant portion of in-life products as the new products entered the channels. The number of BlackBerry PlayBook tablets shipped during the third quarter of fiscal 2012 was approximately 150,000, of which 37,000 units were recognized as revenue during the quarter as the remaining units did not meet the criteria for revenue recognition as outlined in the “Critical Accounting Policies and Estimates” section of this MD&A. The revenue for the units that were shipped in the third quarter of fiscal 2012 but not recognized will be recorded as revenue when all of the revenue recognition criteria are met. Also contributing to this decrease was the impact of the BlackBerry PlayBook tablet sell-through programs that were conducted during the third quarter of fiscal 2012, as well as a volume decrease of approximately 0.1 million BlackBerry handheld devices, or 1%. BlackBerry 7 products are being well received by consumers; however, sales in the third quarter of fiscal 2012 were lower than expected due to competitive launches, the Q3 Service Interruption and BlackBerry 7 product launch delays. These factors also had an impact on the Company’s sell-through in the third quarter of fiscal 2012. Sell-through in the third quarter of fiscal 2012 was approximately 13 million units, which was below the Company’s expectation. Outside of North America, overall performance was strong, with hardware revenue growing 56%, driven by product launches and ongoing promotion and marketing activities. However, the Company is not satisfied with the performance of the business in the United States, as described in further detail below.

BlackBerry PlayBook tablet shipments have been much lower than anticipated due to lower than anticipated sell-through to end users caused by several factors, including intense competition in the tablet market especially in the United States, and recent shifts in the competitive dynamics of the market, as well as a delay in the release of the BlackBerry PlayBook OS 2.0 software. During the third quarter of fiscal 2012, the Company increased its promotional activities to encourage sell-through of the BlackBerry PlayBook tablets. Based on the positive response to the promotions that occurred in select markets, the Company believes this strategy will help to manage its inventory and accelerate adoption of its QNX-based platform by consumers and enterprises. The Company is also expecting to launch a major software upgrade for the BlackBerry PlayBook tablet through the BlackBerry PlayBook OS 2.0 software, which will deliver some highly anticipated new capabilities and applications, which the Company expects to increase sell-through.

Service revenue increased by $133 million, or 16%, to $968 million, or 19% of consolidated revenue, in the third quarter of fiscal 2012, compared to $835 million, or 15% of consolidated revenue, in the third quarter of fiscal 2011. The increase in service revenue reflects the Company’s increase in net new BlackBerry subscriber accounts since the third quarter of fiscal 2011, partially offset by the loss of service revenue and penalty charges totaling approximately $54 million associated with the Q3 Service Interruption. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base in the third quarter of fiscal 2012, specifically in the international markets, including the United Kingdom, France, South Africa, Mexico and Argentina. The total subscriber base was nearly 75 million as at the end of the third quarter of fiscal 2012. The international growth was offset by particularly weak results in the third quarter of fiscal 2012 in the United States where the Company experienced a net decrease in its subscriber base.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

upgrades and has remained the same from the third quarter of fiscal 2011.

Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, decreased by $56 million to $42 million in the third quarter of fiscal 2012 compared to $98 million in the third quarter of fiscal 2011. The majority of the decrease was attributable to a decrease in non-warranty repairs revenue when compared to the same period in the prior fiscal year, partially offset by smaller losses realized from revenue hedging instruments. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, United Kingdom and Canada comprised approximately 61% of the total consolidated revenue during the third quarter of fiscal 2012. Sales in the United States represented approximately 20% of total consolidated revenue during the quarter, a decrease as a percentage of total consolidated revenue compared to prior quarters resulting from the factors described above and continuous growth in international markets compared to the third quarter of fiscal 2011. Sales in the United Kingdom represented approximately 11% of total consolidated revenue and sales in Canada represented the remainder. During the third quarter of fiscal 2012, the Company experienced a decrease in its share of the smartphone market in the United States compared to the second quarter of fiscal 2012. Intense competition continues to impact the Company’s results in that market.

As described in further detail below, the Company plans to invest in new marketing programs in the fourth quarter of fiscal 2012. However, the Company does not expect these activities to benefit sell-through in the fourth quarter of fiscal 2012, which the Company believes will be impacted by the competitive environment and the Q3 Service Interruption. Based on these factors, the Company expects sell-through in the fourth quarter of fiscal 2012 to be similar to the levels in the third quarter of fiscal 2012 due to higher than expected levels of inventory in the channel. As a result, the Company expects to ship less BlackBerry handheld devices in the fourth quarter of fiscal 2012 than in the third quarter of fiscal 2012. See “Cautionary Note Regarding Forward-Looking Statements.”

Gross Margin

Consolidated gross margin decreased by $984 million, or 41%, to $1.4 billion, or 27% of consolidated revenue, in the third quarter of fiscal 2012, compared to $2.4 billion, or 44% of consolidated revenue, in the third quarter of fiscal 2011. Excluding the charge of approximately $485 million related to the PlayBook Inventory Provision as well as the impact of the charges related to the Q3 Service Interruption of approximately $54 million, consolidated gross margin decreased by approximately $445 million compared to the third quarter of fiscal 2011.

The year-over-year decline in consolidated gross margin was attributable to the mix of BlackBerry handheld devices sold during the quarter, which were weighted towards in-life products with lower average prices and gross margins. Higher material costs associated with new handheld products also resulted in lower gross margins on new handheld devices compared to the third quarter of fiscal 2011. Also contributing to the decline in consolidated gross margin was the impact of BlackBerry PlayBook tablet sell-through programs that were conducted during the third quarter of fiscal 2012, as well as the decreased number of BlackBerry handheld device shipments compared to the third quarter of fiscal 2011. This overall decline was partially offset by an increase in service revenue as a result of additional subscriber accounts, which comprised 19% of

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

the total revenue mix for the third quarter of fiscal 2012 compared to 15% in the third quarter of fiscal 2011. Gross margin percentage for BlackBerry handheld devices and BlackBerry PlayBook tablets are generally lower than the Company’s consolidated gross margin percentage.

The Company currently expects its consolidated gross margin percentage to increase slightly to approximately 38% in the fourth quarter of fiscal 2012 compared to the gross margin percentage experienced in the third quarter of fiscal 2012 (excluding the impact of the PlayBook Inventory Provision), as the Company expects additional BlackBerry 7 products as well as a higher percentage of service revenue in its revenue mix in the fourth quarter of fiscal 2012. As previously discussed, the Company recorded the PlayBook Inventory Provision in the third quarter of fiscal 2012, reflecting the net realizable value of its BlackBerry PlayBook tablets inventory. Based on the fact that the PlayBook Inventory Provision was recorded in the third quarter of fiscal 2012, the impact of the BlackBerry PlayBook tablet revenue and cost on the gross margin percentage in the fourth quarter of fiscal 2012 is estimated to be approximately 1% taking into consideration the Company’s current estimate of BlackBerry PlayBook tablet related revenue in the fourth quarter of fiscal 2012. The Company endeavors to manage its supply chain, carrier, distributor and retail channels, and its existing inventory effectively as part of its on-going operations; however, as noted in the “Risk Factors” section of the Company’s Annual Information Form and elsewhere in this MD&A, the Company may experience a drop in forecasted demand for certain of its products, as it recently experienced with its BlackBerry PlayBook tablet. A significant decrease in the forecasted demand for its products could result in the Company incurring additional charges relating to the disposal of products or components. See “Risk Factors – The Company faces substantial inventory and other asset risk” in the Company’s Annual Information Form for the fiscal year ended February 26, 2011 and “Cautionary Note Regarding Forward-Looking Statements” in this MD&A.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended November 26, 2011, compared to the quarter ended August 27, 2011 and the quarter ended November 27, 2010. The Company believes it is meaningful to provide a comparison between the third quarter of fiscal 2012 and the second quarter of fiscal 2012 given that RIM’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	November 26, 2011		August 27, 2011		November 27, 2010
		% of Revenue		% of Revenue		% of Revenue
Revenue	$5,169		$4,168		$5,495
Operating expenses
Research and development (1)	$369	7.1%	$381	9.1%	$357	6.5%
Selling, marketing and administration(1)	567	11.0%	683	16.4%	666	12.1%
Amortization	146	2.8%	141	3.4%	115	2.1%

Total	$1,082	20.9%	$1,205	28.9%	1,138	20.7%

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

Research and development and selling, marketing and administration expenses for the three months ended November 26, 2011 included charges of approximately $3 million and $3 million, respectively, related to the Cost Optimization Program. For the three months ended August 27, 2011, research and development, selling, marketing and administration expenses included approximately $20 million and $86 million, respectively, related to the Cost Optimization Program.

Operating expenses decreased by 10.2% and 4.9% in the third quarter of fiscal 2012 compared to the second quarter of fiscal 2012 and the third quarter of fiscal 2011, respectively. Operating expenses as a percentage of revenue decreased to 20.9% in the third quarter of fiscal 2012, compared to the second quarter of fiscal 2012, primarily reflecting the higher consolidated revenue in the third quarter of fiscal 2012 as well as the impact of the Cost Optimization Program in the second quarter of fiscal 2012.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenses decreased by $12 million to $369 million in the third quarter of fiscal 2012, compared to $381 million in the second quarter of fiscal 2012. As a percentage of revenue, research and development expenses decreased to 7.1% in the third quarter of fiscal 2012 compared to 9.1% in the second quarter of fiscal 2012. Excluding the impact of charges related to the Cost Optimization Program, research and development expenses in the third quarter of fiscal 2012 increased by $5 million compared to the second quarter of fiscal 2012, which was primarily attributable to an increase in salaries and benefits due to the impact of recent business acquisitions.

Research and development expenses increased by $12 million in the third quarter of fiscal 2012, or 3.4%, compared to $357 million in the third quarter of fiscal 2011. Excluding the impact of charges related to the Cost Optimization Program, research and development expenses in the third quarter for fiscal 2012 increased by $9 million, or 2.5%, compared to the third quarter of fiscal 2011. The increase of $9 million was primarily attributable to a general increase in headcount, as well as an increase in building facilities costs, as additional space is being occupied by the research and development functions compared to the third quarter of fiscal 2011.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses decreased by $116 million to $567 million for the third quarter of fiscal 2012 compared to $683 million for the second quarter of fiscal 2012. As a percentage of revenue, selling, marketing and administration expenses decreased to 11% in the third quarter of fiscal 2012 compared to 16% in the second quarter of fiscal 2012. Excluding the impact of charges related to the Cost Optimization Program, selling, marketing and administration expenses decreased by $33 million in the third quarter of fiscal 2012 compared to the second quarter of fiscal 2012. The decrease of $33 million was primarily the result of a reduced level of discretionary marketing spend, as well as a reduction in salaries and benefits.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, marketing and administration expenses decreased by $99 million for the third quarter of fiscal 2012 compared to $666 million in the third quarter for fiscal 2011. Excluding the impact of charges related to the Cost Optimization Program, selling, marketing and administration expenses decreased by $102 million in the third quarter of fiscal 2012 compared to the third quarter of fiscal 2011. The decrease of $102 million was primarily attributable to the net decrease in marketing spend as part of the Cost Optimization Program. As noted below, the Company plans to invest in marketing and promotional activities in the fourth quarter of fiscal 2012, and expects selling, marketing and administration expenses to increase in the fourth quarter of fiscal 2012 as a result of those efforts.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the third quarter of fiscal 2012 compared to the third quarter of fiscal 2011. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended
	(in millions)
	Included in Amortization			Included in Cost of Sales
	November 26, 2011	November 27, 2010	Change	November 26, 2011	November 27, 2010	Change
Property, plant and equipment	$92	$70	$22	$83	$58	$25
Intangible assets	54	45	9	196	50	146

Total	$146	$115	$31	$279	$108	$171

Amortization

Amortization expense relating to certain property, plant and equipment and intangible assets increased by $31 million to $146 million for the third quarter of fiscal 2012 compared to $115 million for the comparable period in fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $171 million to $279 million for the third quarter of fiscal 2012 compared to $108 million for the comparable period in fiscal 2011. This increase primarily reflects the impact of renewed or amended licensing agreements over the last four quarters as well as the impact of certain property, plant and equipment asset additions made over the last four quarters.

In the second quarter of fiscal 2012, the Company formed part of a consortium of certain technology companies that entered a successful bid for all of Nortel’s remaining patents and patent applications. The Company is currently in the process of assessing the financial impact of the transaction and does expect an increase in its total amortization expense as a result of this acquisition; however, the Company does not

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

expect the increase to be significant.

Investment Income

Investment income increased to $2 million in the third quarter of fiscal 2012, from an investment loss of $11 million in the third quarter of fiscal 2011. The $11 million loss in the third quarter of fiscal 2011 includes $15 million in impairment losses on the Company’s auction rate securities and Lehman Brothers trust assets, without which investment income would have been $4 million. Excluding the impairment losses, the decrease in investment income is a result of decreases in the Company’s average cash, cash equivalents and investment balances, as well as a decrease in the average yield due compared to the same period in fiscal 2011. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the third quarter of fiscal 2012, the Company’s income tax expense was $65 million, resulting in an effective tax rate of approximately 20%, compared to income tax expense of $334 million and an effective tax rate of approximately 27% for the same period in the prior fiscal year. The Company’s lower effective tax rate in the third quarter of fiscal 2012 reflects the geographic mix of earnings in jurisdictions with different tax rates and the proportional effect of tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company’s net income for the third quarter of fiscal 2012 was $265 million, a decrease of $646 million, or 71%, compared to net income of $911 million in the third quarter of fiscal 2011. The $646 million decrease in net income in the third quarter of fiscal 2012 primarily reflects a decrease of $984 million in the Company’s gross margin, which includes the impact of approximately $54 million in loss of service revenue and the payment of penalties related to the Q3 Service Interruption, as well as a charge of approximately $485 million related to the PlayBook Inventory Provision. The Company’s gross margin was also negatively impacted by the mix BlackBerry handheld devices sold during the quarter, which were weighted towards in-life products with lower average selling prices and gross margins, as well as the decreased number of BlackBerry handheld device shipments. New handheld devices with higher material costs also contributed to a lower overall gross margin. This was partially offset by an increase in service revenue as a result of additional subscriber accounts, a decrease in operating expenses and a decrease in the provision for income taxes.

Basic EPS and diluted EPS were both $0.51 in the third quarter of fiscal 2012, compared to basic EPS and diluted EPS of $1.74 in the third quarter of fiscal 2011, representing a 71% decrease in diluted EPS compared to the third quarter of fiscal 2011.

The weighted average number of shares outstanding was 524 million common shares for both basic and diluted EPS for the third quarter of fiscal 2012, compared to 522 million common shares for basic EPS and

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

524 million common shares for diluted EPS for the third quarter of fiscal 2011.

In order to drive increased demand for BlackBerry products and services in the United States, the Company is planning to undertake a comprehensive advertising and promotional program beginning in the fourth quarter of fiscal 2012. This is expected to create pressure on earnings in the coming fiscal quarters as the Company invests in an attempt to maintain and grow the BlackBerry brand and awareness of the high-performance BlackBerry 7 product family. The Company also plans to increase its spending on advertising and promotional activities in a number of key global markets. The Company anticipates that these investments will also lay the groundwork for the launch of its BlackBerry 10 smartphones, which is currently expected to occur in the latter part of calendar 2012 as a result of the chipset for the BlackBerry 10 smartphones not being available until mid-2012 and other factors. See “Cautionary Note Regarding Forward-Looking Statements”.

The Company is in the process of completing the largest platform and organizational transition in the Company’s history and believes that these transitions will better position the Company to achieve growth and to continue to be a leading company in the mobile communications space. As part of the ongoing efforts, the Company will also be re-evaluating its product portfolio, operations, manufacturing and research and development strategy. The Company currently anticipates introducing new devices in both the smartphone and tablet markets, as well as services and capabilities that better leverage its infrastructure.

The Company has also commenced the CORE initiative where a comprehensive review of all aspects of its business will be undertaken with the objective to improve the Company’s operations. This includes, among other things, a review of product management and the number of SKUs offered, the realization of supply chain and bill of material efficiencies, marketing and advertising spending, partnership and licensing opportunities, organizational and management structure as well as opportunities to leverage the BlackBerry infrastructure.

Based on the Company’s performance expectations for the fourth quarter of fiscal 2012, diluted EPS is expected to be lower compared to the third quarter of fiscal 2012 (excluding in the third quarter of fiscal 2012 the impact of the PlayBook Inventory Provision, the Q3 Service Interruption and charges relating to the Cost Optimization Program) and the Company expects that there will be continuing pressure on earnings in the coming quarters as it continues to invest in marketing programs and works through the transition to the QNX-based platform that will be used in the BlackBerry 10 smartphones.

See “Cautionary Note Regarding Forward-Looking Statements”.

Common Shares Outstanding

On December 13, 2011, there were 524 million voting common shares, options to purchase 4 million voting common shares, 8 million restricted share units and 91,204 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Share Repurchase Program

On June 16, 2011, RIM’s Board of Directors approved a share repurchase program to commence any time after July 10, 2011 to purchase for cancellation through the facilities of the NASDAQ Stock Market or, subject to regulatory approval, by way of private agreement up to 5% of RIM’s outstanding common shares (representing approximately 26 million common shares as of the date hereof). The share repurchase program

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM. No common shares have been repurchased under this program to date.

The actual number of shares purchased, the timing of purchases, and the price at which the shares would be bought under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources. There is no assurance that any shares will be purchased under the share repurchase program and RIM may elect to suspend or discontinue the program at any time. See “Cautionary Note Regarding Forward-Looking Statements”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nine months ended November 26, 2011 compared to the nine months ended November 27, 2010

The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Nine Months Ended
	November 26, 2011		November 27, 2010		Change Fiscal 2012/2011
	(in millions, except for share and per share amounts)
Revenue(1)	$14,245	100.0%	$14,351	100.0%	$(106)

Cost of sales (2,3)	9,067	63.7%	7,979	55.6%	1,088

Gross margin	5,178	36.3%	6,372	44.4%	(1,194)

Operating expenses

Research and development (3)	1,173	8.2%	968	6.7%	205
Selling, marketing and administration (3)	1,954	13.7%	1,695	11.8%	259
Amortization	419	2.9%	313	2.2%	106

	3,546	24.8%	2,976	20.7%	570

Income from operations	1,632	11.5%	3,396	23.7%	(1,764)

Investment income, net	16	0.1%	5	—	11

Income before income taxes	1,648	11.6%	3,401	23.7%	(1,753)

Provision for income taxes	359	2.5%	924	6.4%	(565)

Net income	$1,289	9.0%	$2,477	17.3%	$(1,188)

Earnings per share
Basic	$2.46		$4.58		$(2.12)

Diluted	$2.46		$4.56		$(2.10)

Weighted-average number of common shares outstanding (000’s)
Basic	524,079		540,394
Diluted	524,279		543,024

(1)

During the first nine months of fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

(2)	During the first nine months of fiscal 2012, the Company recorded the pre-tax PlayBook Inventory Provision of approximately $485 million. See “Overview – PlayBook Inventory Provision”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(3)

Cost of sales, research and development and selling, marketing and administration expenses included approximately $126 million in total pre-tax charges related to the Cost Optimization Program to streamline operations across the Company during fiscal 2012. Included in cost of sales, research and development, and selling, marketing and administration expenses for the first nine months of fiscal 2012, was approximately $14 million, $23 million and $89 million, respectively, of charges related to the Cost Optimization Program. See “Overview – Cost Optimization Program and CORE”.

Revenue

Revenue for the first nine months of fiscal 2012 was $14.2 billion, a decrease of $106 million, or 0.7%, from $14.4 billion in the first nine months of fiscal 2011.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Nine Months Ended
	November 26, 2011		November 27, 2010		Change Fiscal 2012/2011
Millions of BlackBerry handheld devices sold	37.9		37.5		0.4	1.1%

Millions of BlackBerry PlayBook tablets sold	0.8		—		0.8	—

Revenue (in millions)
Hardware	$10,929	76.7%	$11,474	80.0%	$(545)	(4.7%)
Service(1)	2,944	20.7%	2,299	16.0%	645	28.1%
Software	238	1.7%	214	1.5%	24	11.2%
Other	134	0.9%	364	2.5%	(230)	(63.2%)

	$14,245	100.0%	$14,351	100.0%	$(106)	(0.7%)

(1)

During the first nine months of fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

Hardware revenue decreased by $545 million, or 4.7%, to $10.9 billion, or 76.7% of consolidated revenue, in the first nine months of fiscal 2012 compared to $11.5 billion, or 80% of consolidated revenue, in the first nine months of fiscal 2011. This decrease in hardware revenue over the prior fiscal year was primarily attributable to the mix of BlackBerry handheld devices sold during the first nine months of fiscal 2012, which were made up of devices that have lower average selling prices and gross margins as compared to those sold in the first nine months of fiscal 2011. Also contributing to the decrease in revenue was the impact of the BlackBerry PlayBook tablet sell-through programs that were conducted during the third quarter of fiscal 2012. Partially offsetting this decrease was an increase of 0.4 million in the volume of BlackBerry handheld devices sold during the first nine months of fiscal 2012 compared to the same period in the prior fiscal year.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As discussed previously, during the current fiscal year, BlackBerry handheld device shipments have been negatively impacted by the highly competitive environment in North America, but were positively impacted by continued growth in international markets primarily due to the continued focus and development of prepaid markets and tiered pricing plan offerings.

Service revenue increased $645 million, or 28%, to $2.9 billion and comprised 21% of consolidated revenue in the first nine months of fiscal 2012 compared to $2.3 billion, or 16% of consolidated revenue, in the first nine months of fiscal 2011, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the third quarter of fiscal 2011. Partially offsetting this increase was the loss of revenue and penalty charges associated with the Q3 Service Interruption totaling approximately $54 million. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base, specifically in the international markets, including the United Kingdom, France, South Africa, Mexico and Argentina. The total subscriber base was nearly 75 million as at the end of the third quarter of fiscal 2012. The international growth was offset by particularly weak results in fiscal 2012 in the United States where the Company experienced a net decrease in its subscriber base.

Software revenue increased $24 million, or 11%, to $238 million in the first nine months of fiscal 2012 from $214 million in the first nine months of fiscal 2011. This was attributable to an increase in CALs and BES revenue.

Other revenue decreased by $230 million to $134 million in the first nine months of fiscal 2012 compared to $364 million in the first nine months of fiscal 2011. The majority of the decrease was attributable to losses realized from revenue hedging instruments in contrast to the same period in the prior fiscal year, which was partially offset by an increase in accessories revenue compared to the same period in the prior fiscal year, as well as a decrease in non-warranty repairs revenue. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, United Kingdom and Canada comprised approximately 58% of the total consolidated revenue during the first nine months of fiscal 2012. Sales in the United States represented approximately 24% of total consolidated revenue during the first nine months of fiscal 2012, a decrease as a percentage of total consolidated revenue resulting from the factors described above and continuous growth in international markets when compared to the first nine months of fiscal 2011. Sales in the United Kingdom represented approximately 10% of total consolidated revenue and sales in Canada represented the remainder. During the first nine months of fiscal 2012, the Company continued to experience a decrease in its share of the smartphone market in the United States compared to the first nine months of fiscal 2011. Intense competition continues to impact the Company’s results in that market.

Gross Margin

Consolidated gross margin decreased by $1.2 billion, or 19%, to $5.2 billion, or 36% of consolidated revenue, in the first nine months of fiscal 2012, compared to $6.4 billion, or 44% of consolidated revenue, in the same period of the previous fiscal year. Excluding the impact of the charges related to the Cost Optimization Program, the PlayBook Inventory Provision and the charges related to the Q3 Service Interruption, consolidated gross margin decreased by $641 million compared to the first nine months of fiscal 2011. The year-over-year decline in consolidated gross margin percentage was primarily attributable to the mix of BlackBerry handheld devices sold during the first nine months of fiscal 2012, which were weighted towards

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

in-life products with lower average selling prices and gross margins. Higher material costs associated with new handheld products also resulted in lower gross margins on new handheld devices as compared to the third quarter of fiscal 2011. The impact of the BlackBerry PlayBook sell-through programs conducted during the third quarter of fiscal 2012 further contributed to the year-over-year decline in the consolidated gross margin. The overall decline was partially offset by an increase in service revenue as a result of additional subscriber accounts, which comprised 21% of the total revenue mix for the first nine months of fiscal 2012 compared to 16% in the first nine months of fiscal 2011, as well as an increase in the number of handheld devices sold.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the nine months ended November 26, 2011, compared to the nine months ended November 27, 2010.

	For the Nine Months Ended
	(in millions)
	November 26, 2011		November 27, 2010		Change Fiscal 2012/2011
		% of Revenue		% of Revenue		% of Change
Revenue	$14,245		$14,351		$(106)	(0.7%)

Operating expenses
Research and development (1)	$1,173	8.2%	$968	6.7%	$205	21.2%
Selling, marketing and administration (1)	1,954	13.7%	1,695	11.8%	259	15.3%
Amortization	419	2.9%	313	2.2%	106	33.9%

Total	$3,546	24.8%	$2,976	20.7%	$570	19.2%

(1)

Research and development and selling, marketing and administration expenses for the nine months ended November 26, 2011 included charges of approximately $23 million and $89 million, respectively, related to the Cost Optimization Program.

Research and Development Expenses

Research and development expenses increased by $205 million to $1.2 billion, or 8.2% of consolidated revenue, in the first nine months of fiscal 2012, compared to $968 million, or 6.7% of consolidated revenue, in the first nine months of fiscal 2011. Excluding the impact of the charges related to the Cost Optimization Program, of which $23 million was attributable to research and development expenditures related primarily to employee termination benefits, research and development expenses increased by $182 million compared to the first nine months of fiscal 2011. The majority of the increase was attributable to an increase in salaries and benefits due to an increase in personnel associated with research and development activities as well as an

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

increase in materials usage and facilities costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $259 million to $2.0 billion for the first nine months of fiscal 2012 compared to $1.7 billion for the comparable period in fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 14% in the first nine months of fiscal 2012 versus 12% in the first nine months of fiscal 2011. Excluding the impact of the charges of $89 million related to the Cost Optimization Program, selling, marketing and administration expenses increased by $170 million compared to the second quarter of fiscal 2012. Substantially all of the charges incurred by the Company related to the identification and elimination of redundant facilities and it resulted in a charge of approximately $54 million and employee termination benefits of approximately $35 million. The $170 million increase in selling, marketing and administration expenses was primarily attributable to increased expenditures for marketing, advertising and promotion in advance of the launch of the BlackBerry PlayBook tablet as well as other handheld launches during the first nine months of fiscal 2012 compared to the first nine months of fiscal 2011.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the nine months ended November 26, 2011 compared to the nine months ended November 27, 2010. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Nine Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	November 26, 2011	November 27, 2010	Change	November 26, 2011	November 27, 2010	Change
Property, plant and equipment	$264	$195	$69	$224	$159	$65
Intangible assets	155	118	37	491	145	346

Total	$419	$313	$106	$715	$304	$411

Amortization

Amortization expense relating to certain property, plant and equipment and intangible assets increased by $106 million to $419 million in the first nine months of fiscal 2012 compared to $313 million for the comparable period in fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last several quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $411 million to $715 million in the first nine months of fiscal 2012 compared to $304 million for the comparable period in fiscal 2011. This increase primarily reflects the impact of renewed or amended licensing agreements as well as the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

impact of certain property, plant and equipment asset additions made over the last several quarters.

Investment Income

Investment income increased by $11 million to $16 million in the first nine months of fiscal 2012 from $5 million in the comparable period of fiscal 2011. Investment income in the comparable period of fiscal 2011 includes $15 million in impairment losses on the Company’s auction rate securities and Lehman Brothers trust assets, without which investment income would have been $20 million. Excluding the impairment losses, the decrease primarily reflects the decrease in the Company’s average cash, cash equivalents and investment balances compared to the same period in fiscal 2011, as well as a decrease in the average yield due compared to the same period in fiscal 2011. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the first nine months of fiscal 2012, the Company’s income tax expense was $359 million, resulting in an effective tax rate of approximately 22%, compared to income tax expense of $924 million and an effective tax rate of approximately 27% for the same period in the prior fiscal year. The Company’s lower effective tax rate in the first nine months of fiscal 2012 reflects the favourable resolution of uncertain tax positions, the geographic mix of earnings in jurisdictions with different tax rates and the proportional effect of tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company’s net income for the first nine months of fiscal 2012 was $1.3 billion, a decrease of $1.2 billion, or 48%, compared to net income of $2.5 billion in the first nine months of fiscal 2011. The $1.2 billion decrease in net income primarily reflects a similar decrease in the Company’s gross margin, which includes a charge of approximately $485 million associated with the PlayBook Inventory Provision and the loss of service revenue and payment of penalties related to the Q3 Service Interruption totalling $54 million. The Company’s gross margin was also negatively impacted by the mix of BlackBerry handheld devices sold during the first nine months of fiscal 2012, which were weighted towards products with lower average selling prices and gross margins. New handheld devices with higher material costs also contributed to a lower overall gross margin. In addition, an increase in operating expenses in the amount of $570 million contributed to the decrease in net income compared to the same period of fiscal 2011. This decrease was partially offset by an increase in service revenue as a result of additional subscriber accounts, as well as a decrease of $565 million in the provision for income taxes.

Basic EPS and diluted EPS were both $2.46 in the first nine months of fiscal 2012, a decrease of 46% compared to $4.58 basic EPS and $4.56 diluted EPS in the first nine months of fiscal 2011.

The weighted average number of shares outstanding was 524 million common shares for both basic and diluted EPS for the nine months ended November 26, 2011 compared to 540 million common shares for basic EPS and 543 million common shares for diluted EPS for the same period in fiscal 2011.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Common Shares Outstanding

On December 13, 2011, there were 524 million voting common shares, options to purchase 4 million voting common shares, 8 million restricted share units and 91,204 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Selected Quarterly Financial Data

The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 26, 2011. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2012			Fiscal Year 2011				Fiscal Year 2010
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
				(in millions, except per share data)
Revenue (1)	$5,169	$4,168	$4,908	$5,556	$5,495	$4,621	$4,235	$4,080

Gross margin (1,2,3)	1,410	1,612	2,156	2,453	2,394	2,055	1,923	1,863
Operating expenses (3)	1,082	1,205	1,259	1,213	1,138	973	865	851
Investment income (loss), net	2	7	7	3	(11)	6	10	5

Income before income taxes	330	414	904	1,243	1,245	1,088	1,068	1,017
Provision for income taxes	65	85	209	309	334	291	299	307

Net income	$265	$329	$695	$934	$911	$797	$769	$710

Earnings per share
Basic	$0.51	$0.63	$1.33	$1.79	$1.74	$1.46	$1.39	$1.27
Diluted	$0.51	$0.63	$1.33	$1.78	$1.74	$1.46	$1.38	$1.27
Research and development (3)	$369	$381	$423	$383	$357	$323	$288	$267
Selling, marketing and administration (3)	567	683	704	705	666	546	483	498
Amortization	146	141	132	125	115	104	94	86

Operating expenses	$1,082	$1,205	$1,259	$1,213	$1,138	$973	$865	$851

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

During the third quarter of fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

(2)	During the third quarter of fiscal 2012, the Company recorded the pre-tax PlayBook Inventory Provision of approximately $485 million.
(3)

Cost of sales, research and development, and selling, marketing and administration expenses included approximately $7 million in total pre-tax charges related to the Cost Optimization Program to streamline operations across the Company during the third quarter of fiscal 2012. Included in the cost of sales, research and development, and selling, marketing and administration expenses for the third quarter of fiscal 2012 were approximately $1 million, $3 million, and $3 million, respectively, of charges related to the Cost Optimization Program.

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments decreased by $1.2 billion to $1.5 billion as at November 26, 2011 from $2.7 billion as at February 26, 2011. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at November 26, 2011. Cash, cash equivalents, and investments increased by $87 million in the third quarter of fiscal 2012.

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	November 26, 2011	February 26, 2011	Change
Cash and cash equivalents	$1,123	$1,791	$(668)
Short-term investments	184	330	(146)
Long-term investments	195	577	(382)

Cash, cash equivalents, and investments	$1,502	$2,698	$(1,196)

The decrease in cash, cash equivalents, and investments is primarily due to net cash flows used in investing activities and financing activities, which were partially offset by net cash flows provided by operating activities, as set out below:

	For the Nine Months Ended (in millions)
	November 26, 2011	November 27, 2010
Net cash flows provided by (used in):
Operating activities	$1,862	$3,004
Investing activities	(2,371)	(994)
Financing activities	(143)	(2,120)
Effect of foreign exchange loss on cash and cash equivalents	(16)	(6)

Net decrease in cash and cash equivalents	$(668)	$(116)

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the nine months ended November 26, 2011

Operating Activities

Net cash flows provided by operating activities were $1.9 billion for the first nine months of fiscal 2012 compared to net cash flows provided by operating activities of $3.0 billion in the first nine months of fiscal 2011. The decrease for the first nine months of fiscal 2012 was mainly attributable to net changes in working capital compared to the same period in the prior fiscal year as well as lower net income. The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	November 26, 2011	November 27, 2010	Change
Current assets	$7,202	$7,299	$(97)
Current liabilities	3,564	3,834	(270)

Working capital	$3,638	$3,465	$173

The decrease in current assets of $97 million at the end of the third quarter of fiscal 2012 from the end of the third quarter of fiscal 2011 was primarily due to a decrease in cash, cash equivalents and short term investments which reflects the net cash flows used in investing and financing activities, as well as a decrease in accounts receivable of $172 million. This is partially offset by an increase in other receivables, inventories, and other current assets of $99 million, $189 million, and $294 million, respectively.

At November 26, 2011, accounts receivable was $3.9 billion, a decrease of $172 million from November 27, 2010. The decrease was primarily due to a decrease in revenue during the third quarter of fiscal 2012. Days sales outstanding decreased to 69 days in the third quarter of fiscal 2012 from 78 days at the end of the second quarter of fiscal 2012. The decrease in days sales outstanding from the second quarter of fiscal 2012 reflects the timing of product launches, which caused a significant portion of revenue to be recognized in the latter part of the second quarter of fiscal 2012, resulting in higher days sales outstanding at the end of that period.

The increase in other receivables of $99 million compared to the same period in the prior fiscal year was primarily due an increase of $63 million in excise taxes receivable, as a result of the timing of payments, as well as an increase of $30 million on the amount receivable on parts sold to parts manufacturers. The increase in inventories of $189 million was mainly attributable to an increase in raw materials associated with the new BlackBerry 7 product launches. Finally, the increase in other current assets of $294 million was mainly made up of deferred cost of goods sold for BlackBerry PlayBook tablets that were shipped, but not recognized as revenue as the remaining units did not meet the criteria for revenue recognition as outlined in the “Critical Accounting Policies and Estimates” section of this MD&A.

The decrease in current liabilities of $270 million at the end of the third quarter of fiscal 2012 from the end of the third quarter of fiscal 2011 was primarily due to decreases in accounts payable. As at November 26, 2011, accounts payable was $975 million, a decrease of $300 million from the end of the third quarter of fiscal 2011 primarily attributable to the timing of purchases during the third quarter of fiscal 2012 compared to the third quarter of fiscal 2011.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities

During the nine months ended November 26, 2011, cash flows used in investing activities were $2.4 billion and included intangible asset additions of $1.2 billion, acquisitions of other assets of $779 million related to the purchase of Nortel patents and patent applications as discussed further below, acquisitions of property, plant and equipment of $713 million and business acquisitions of $226 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions, in the amount of $525 million. For the same period of the prior fiscal year, cash flows used in investing activities were $994 million and included property, plant, and equipment additions of $735 million, business acquisitions of $333 million, intangible asset additions of $192 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition in the amount of $266 million.

On June 30, 2011, a consortium of certain technology companies, of which the Company is a part, emerged as the winning bidder for all of Nortel’s remaining patents and patent applications for a cash purchase price of $4.5 billion. The Company’s portion of the purchase consideration is approximately $779 million. The purchase includes more than 6,000 patents and patent applications spanning wireless, wireless 4G, data networking, voice, internet and other patents. Certain elements are expected to finalize prior to the end of the Company’s 2012 fiscal year. The Company has recorded its portion of the purchase consideration plus applicable transaction costs as other assets on the consolidated balance sheet as at November 26, 2011. Once the transaction has been completed, the Company expects a portion of this balance to be recorded as intangible assets.

During the nine months ended November 26, 2011, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, a patent license agreement with IV International, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features and intangible assets associated with the business acquisitions. Business acquisitions in the first nine months of fiscal 2012 related to the purchase of a company whose acquired technologies will be incorporated into the Company’s products to enhance calendar scheduling capabilities, the purchase of a company whose technology will provide a multi-platform BlackBerry Enterprise Solution for managing and securing mobile devices for enterprises and government organizations, the purchase of a company whose technology offers a customizable and cross-platform social mobile gaming developer tool kit, the purchase of a company whose technology is being incorporated into an application on the BlackBerry PlayBook tablet, the purchase of a company whose technology offers cloud-based services for storing, sharing, accessing and organizing digital content, and the purchase of a company whose technology will be incorporated into the Company’s proprietary technology. The increase in property, plant and equipment spending for the first nine months of fiscal 2012 was primarily due to increased investments in buildings, renovations to existing facilities, expansion and enhancements of the BlackBerry infrastructure and computer equipment purchases.

As noted above, on June 16, 2011, the Company announced the Cost Optimization Program. In addition to its focus on operating expenses, the Company is reviewing proposed capital expenditures to enable the Company to focus on areas that offer the highest growth opportunities and align with RIM’s strategic objectives.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities

Cash flows used in financing activities were $143 million for the first nine months of fiscal 2012 and were primarily attributable to purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $150 million.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at November 26, 2011:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$261	$46	$82	$64	$69
Purchase obligations and commitments	7,165	6,565	600	—	—

Total	$7,426	$6,611	$682	$64	$69

Purchase obligations and commitments amounted to approximately $7.4 billion as at November 26, 2011, with purchase orders with contract manufacturers representing approximately $7.0 billion of the total. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.

The Company has not paid any cash dividends in the last three fiscal years.

On September 8, 2011, the Company entered into a new $500 million senior unsecured revolving credit facility (the “Facility”) with a syndicate of commercial banks for working capital, capital expenditures, acquisitions, investments and general corporate purposes. As at November 26, 2011, the Company had utilized $9 million of the Facility for outstanding letters of credit. The Facility can be increased to $1.0 billion at the Company’s request, subject to receiving additional credit commitments from new or existing commercial banks within the syndicate.

Cash, cash equivalents, and investments were $1.5 billion as at November 26, 2011. The Company believes its financial resources, together with expected future income and available borrowings under the Facility are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future expectations. The Company expects its cash position to increase in the fourth quarter of fiscal 2012, subject to any acquisitions or investments the Company may consider during the quarter, or purchases of common shares during the quarter pursuant to the share repurchase program.

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Regulation S-K under the Securities Exchange Act of 1934, as amended, and under applicable Canadian securities laws.

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether litigation against the Company has any merit, those claims could be time-consuming to evaluate and defend divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” and “Risk Factors – Risks Related to the Company’s Business and its Industry – The Company is subject to general commercial litigation and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” in RIM’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments since March 29, 2011, the date of RIM’s Annual Information Form, and should be read in conjunction with the more detailed information contained in RIM’s Annual Information Form.

On March 7, 2008, FlashPoint Technology Inc. (“FlashPoint”) filed a patent infringement lawsuit against the Company and 14 other defendants in the U.S. District Court for the District of Delaware. The patents-in-suit include United States (“U.S.”) Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the “’190 Patent”), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the ’190 Patent in the litigation against the Company. On February 6, 2009, FlashPoint filed an amended complaint adding Patent Nos. 5,903,309, 6,278,447 (the “’447 Patent”) and 6,400,471 (the “’471 Patent”). Only the ’447 Patent and the ’471 Patent were asserted against the Company. The complaint sought an injunction and monetary damages. On December 17, 2009, the Court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On May 13, 2010, FlashPoint filed a complaint with the U.S. International Trade Commission (“ITC”) against the Company, as well as three other defendants, alleging infringement of U.S. Patent Nos. 6,134,606; 6,163,816; and 6,262,769. These patents are generally directed to digital camera and imaging technologies. The ITC set the trial for April 7-13, 2011. The initial determination was scheduled to be provided on July 13, 2011 and the target date for completion of the investigation was November 14, 2011. The Company and FlashPoint settled all outstanding litigation on March 30, 2011 for an amount immaterial to the Consolidated Financial Statements.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) filed a patent infringement lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,138,459; 6,094,219; 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. On October 31, 2011, the Court held a hearing to address summary judgment motions filed by both sides. Proceedings are ongoing.

On November 16, 2010, St. Clair filed a second complaint against the Company and other defendants in the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163; 5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The complaint seeks an injunction and money damages. The claim construction hearing was held on December 16, 2011, and the trial will begin sometime after November 9, 2012. Proceedings are ongoing.

On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A claim construction hearing was held on November 20, 2009. On February 26, 2010, the Court issued a claim construction order. A trial date was set for September 2011, but then later vacated. Currently no trial date has been set. On August 31, 2011, the Court requested additional claim construction briefings. The Court held a hearing on September 26, 2011 for oral argument on the additional claim construction as well as motions for summary judgment and then took the issues under advisement. On December 19, 2011, the Court decided the pending summary judgment motions and set a pre-trial conference for January 30, 2012. Proceedings are ongoing.

On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the ITC against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029 (“the ‘029 Patent”); 6,080,639 (“the ‘639 Patent”); 6,376,877 (“the ‘877 Patent”) and 5,715,194 (“the ‘194 Patent”). The patents relate generally to flash memory chips. The complaint did not seek monetary damages, but requests that the ITC issue orders prohibiting RIM products containing certain flash memory chips made by Samsung from being imported into the U.S. and sold in the U.S. On March 16, 2010 and April 7, 2010, the administrative law judge (“ALJ”) presiding over the case granted consent motions from Spansion to terminate the ITC investigation in part as to the ‘029 Patent and the ‘639 Patent, respectively, thereby leaving only two patents remaining in the case. From May 3, 2010 to May 14, 2010, a trial was held regarding the ‘877 Patent and the ‘194 Patent. On October 22, 2010, the ALJ issued his initial determination finding no violation. On December 23, 2010, the ITC decided not to review the ALJ’s initial determination, thereby letting stand the ALJ’s finding of no violation. The investigation has been terminated.

On August 6, 2010, Spansion LLC filed a second complaint with the ITC against Samsung and other respondents, including the Company, which use Samsung flash memory, alleging infringement of U.S. Patent Nos. 7,018,922; 6,900,124; 6,369,416; and 6,459,625. All the patents-at-issue are generally directed to flash memory chips. The complaint did not seek monetary damages,

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

but requested that the ITC issue orders prohibiting certain RIM products containing Samsung flash memory chips from being imported into the U.S. and sold in the U.S. The ALJ had set a trial date of June 20, 2011 and a target date for completion of the investigation of January 12, 2012. Samsung and Spansion settled all outstanding litigation around June 16, 2011, resulting in the dismissal of all outstanding litigation against the Company.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ’218 Patent”) and 6,600,510 (“the ‘510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The Court set an initial trial date in December 2010. The Court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the Court reset the trial date for August 1, 2011. On July 20, 2011, the Court again reset the trial date for the three-week docket beginning on March 5, 2012. Proceedings are ongoing.

On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The ALJ set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that RIM’s products do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for ITC review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. On March 25, 2011, the ITC issued a public notice advising that the ITC would review Chief Judge Luckern’s decision. The ITC delayed the target date for completion of the investigation by the ITC. The new target date was June 23, 2011. On July 8, 2011, the ITC issued an Opinion with its review of Chief Judge Luckern’s decision. The ITC remanded issues concerning both infringement and validity. The remand proceedings were assigned to a different ALJ, Administrative Law Judge Pender, as Chief Judge Luckern retired from the bench. Acting Chief Judge Bullock initially set October 30, 2011 as the target date for the new ALJ to determine how much additional time is necessary for the remand proceedings and to set a new final target date and later extended this date to December 30, 2011. On December 16, 2011, ALJ Pender determined that he will reopen the record to permit limited additional discovery and extended the target date to September 21, 2012 to allow time for the parties to complete this discovery and remand briefing. He has yet to inform the parties of the scope of the additional discovery. Proceedings are ongoing.

On May 5, 2009, Fractus, S.A. (“Fractus”) filed a lawsuit against the Company and eight other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of nine patents (U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556; and 7,528,782). These patents generally relate to antennae technology. The complaint sought an injunction and monetary damages. The Court issued a claim construction order on November 9, 2010. The Company and Fractus settled on April 6, 2011 for an amount immaterial to the Consolidated Financial Statements.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On August 21, 2009, Xpoint Technologies (“Xpoint”) filed a lawsuit against the Company and twenty-eight other defendants, in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. The patent is generally directed to data traffic delivery. The complaint sought an injunction and monetary damages. The Company and Xpoint settled on April 4, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 23, 2009, SimpleAir, Inc. filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and monetary damages. The claim construction hearing occurred on June 17, 2011, and the trial is scheduled to begin on December 5, 2011. The Court issued its Markman decision on September 2, 2011. On October 27, 2011, the Court continued the trial date, setting it for April 23, 2012. Proceedings are ongoing.

On March 3, 2010, Smartphone Technologies LLC (“Smartphone”) filed a lawsuit against the Company and 12 other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,950,645; 7,076,275; 5,742,905; 7,506,064; 6,533,342; 6,711,609 and RE40,459. On October 15, 2010, Smartphone amended its complaint alleging infringement of three additional patents U.S. Patent Nos. 6,505,215; 6,728,786 and 7,693,949. The patents are generally directed to phone features relating to dialing and background task management, device power management, telephonic and data networking, displaying Internet content, and synchronization. The complaint sought an injunction and monetary damages. During a scheduling conference held on September 7, 2010, the Markman hearing was scheduled for September 8, 2011 and the jury selection for trial was set for March 5, 2012. The Company and Smartphone settled all outstanding litigation on August 1, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 31, 2010, MobileMedia Ideas LLC (“MMI”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies including mobile telephone user interfaces, call control, speech signal transmission and imaging. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for January 11, 2012, and trial was scheduled to begin July 12, 2012. On August 30, 2011, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas). On November 4, 2011, MMI filed an amended complaint in the Northern District of Texas, alleging infringement of four additional patens: U.S. Patent Nos. 5,490,170; 6,049,796; 6,871,048; and, 6,441,828. The amended complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On June 30, 2010, Bandspeed Inc. filed a lawsuit against the Company as well as 36 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for October 23, 2012, and trial is scheduled to begin July 1, 2013. On August 15, 2011, the case was transferred from the Eastern District of Texas to the Western District of Texas (Austin Division), where a lawsuit involving the same patents is currently pending against a number of parties, including Cambridge Silicon Radio Limited (“CSR”). On December 15, 2011, the Court issued an order requiring Bandspeed to amend its complaint to identify all allegedly infringing products, and allow possible impleader of other chip manufacturers or suppliers. The trial is currently scheduled to begin January 13, 2013, involving Bandspeed and CSR only. Dates for claim construction and the trial have not yet been set with respect to any other defendant, including RIM. Proceedings are ongoing.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

On August 4, 2010, EON Corporation IP Holdings LLC (“EON”) filed a lawsuit against the Company as well as 16 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for January 5, 2012, and trial is scheduled to begin October 1, 2012. Proceedings are ongoing.

On September 23, 2010 EON filed suit in the U.S. District Court for the District of Delaware against the Company and 16 other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive TV. The complaint seeks an injunction and money damages. The claim construction hearing is scheduled for May 3, 2013, and trial is scheduled to begin August 12, 2013. Proceedings are ongoing.

On September 2, 2010, Innovative Sonic Limited filed suit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for November 10, 2011, and trial was scheduled to begin June 4, 2012. Subsequently, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas Division). The Dallas Court issued a scheduling order stating that it does not intend to hold a Markman hearing and set a trial date in March 2013. Proceedings are ongoing.

On September 7, 2010, Wordcheck Tech LLC filed a lawsuit against the Company as well as over 40 other defendants in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 6,782,510. The patent is generally directed to a word checking tool. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for September 6, 2012, and trial is scheduled to begin July 8, 2013. The Company and Wordcheck settled all outstanding litigation on November 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 8, 2010, Eatoni Ergonomics, Inc. (“Eatoni”) filed a motion to vacate a June 8, 2010 arbitration award and a March 2007 arbitration award in the U.S. District Court for the Southern District of New York in a lawsuit filed on November 19, 2008 against the Company alleging that: the Company breached the March 2007 arbitration award; the license to the Company for Eatoni’s U.S. Patent 6,885,317 (the “’317 Patent”) is invalid; the Company infringed the ‘317 Patent; and the Company monopolized the reduced QWERTY market with its Sure Type line of devices. The original lawsuit to which this matter relates was filed on April 28, 2005 and settled on September 26, 2005 through mediation. A subsequent arbitration proceeding was held in February 2007 with an arbitration award issued in March 2007. An arbitration related to the current Court action was held in December 2009 with an arbitration award issued on June 8, 2010. On December 5, 2011, the judge dismissed the amended complaint against the Company with prejudice.

On October 20, 2010, TQP Development LLC (“TQP”) filed a lawsuit against the Company and 10 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint alleges infringement of U.S. Patent No. 5,412,730. The patent generally relates to encryption technology.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The complaint seeks an injunction and money damages. The Company and TQP settled all outstanding litigation on November 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On October 28, 2010, Alfred Levine (“Levine”) amended his complaint to add the Company to a suit filed in the U.S. District Court for the Eastern District of Texas (Marshall Division). Fourteen other defendants are named in the suit. The complaint alleged infringement of U.S. Patents Nos. 6,243,030 and 6,140,943. The patents are generally directed to wireless navigation systems. The complaint sought an injunction and monetary damages. The Company and Levine settled on June 13, 2011 for an amount immaterial to the Consolidated Financial Statements.

On January 5, 2011, Advanced Display Technologies of Texas, LLC filed a lawsuit against the Company as well as over eight other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent Nos. 5,739,931 and 6,261,664. These patents are generally directed to display technologies. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for March 31, 2012, and trial is scheduled to begin on July 1, 2013. Proceedings are ongoing.

On February 23, 2011, Summit 6 LLC filed a lawsuit against the Company as well as five other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent Nos. 7,765,482 and 6,895,557. These patents are generally directed to web-based media submission tools. The complaint seeks an injunction and monetary damages. Trial is scheduled to begin on November 5, 2012. Proceedings are ongoing.

On February 24, 2011, Golden Bridge Technology, Inc. filed a lawsuit against the Company as well as over 20 other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. On August 16, 2011, the Court stayed the case to allow for mediation. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 11, 2011, OGMA, LLC (“OGMA”) filed a lawsuit against the Company as well as 13 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserted infringement of U.S. Patent No 6,150,947 generally directed to programmable motion-sensitive sound effect devices. The complaint sought monetary damages and other relief the Court decides is just and appropriate. The Company and OGMA settled on May 6, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 15, 2011, Unified Messaging Solutions, LLC (“Unified Messaging Solutions”) filed a lawsuit against the Company as well as 19 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division). The complaint asserted infringement of U.S. Patent Nos. 6,857,074; 7,836,141; 7,895,306; and 7,895,313 generally directed to web-based messaging service technology. The complaint sought monetary damages and further relief as the Court may deem just and appropriate. The Company and Unified Messaging Solutions settled on August 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 16, 2011, MOSAID Technologies Incorporated (“MOSAID”) filed a lawsuit against the Company as well as 20 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division.)

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MOSAID asserted that the defendants infringe 7 patents: US Patent Nos. 5,131,006; 5,151,920; 5,422,887; 5,706,428; 6,563,786; 6,563,786 and 6,992,972. The patents are generally directed to IEEE 802.11 technology. The claim construction is scheduled for February 18, 2012, and the trial is scheduled to begin August 4, 2014. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On March 18, 2011, Content Delivery Solutions, LLC (“Content Delivery Solutions”) filed a lawsuit against the Company, as well as nine other defendants in the U.S. District Court for the Western District of Texas (Austin) asserting infringement of U.S. Patent Nos. 6,058,418 and 6,393,471; however only one of these patents has been asserted against the Company (U.S. Patent No. 6,393,471). The patents generally relate to marketing data delivery technology. The complaint sought an injunction and money damages. On April 18, 2011, Content Delivery Solutions filed an amended complaint asserting infringement by the Company and other of its co-defendants of U.S. Patent No. 6,098,180 directed to data delivery technology. The Company and Content Delivery Solutions settled all outstanding litigation on August 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 18, 2011, Imperium (IP) Holdings, Inc., filed a complaint against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,271,884; 6,838,651; 6,838,715; 7,064,768; and 7,109,535; however, only three of these patents have been asserted against the Company (U.S. Patent Nos. 6,271,884; 6,838,715 and 7,109,535). The complaint seeks an injunction and monetary damages. The claim construction is scheduled for May 31, 2012, and the trial is scheduled to begin January 7, 2013. Proceedings are ongoing.

On March 30, 2011, TierraVision, Inc. filed a lawsuit against the Company as well as two other defendants in the U.S. District Court for the Southern District of California asserting infringement of U.S. Patent No. Re 41,983, generally relating to compression method technology. The complaint seeks an injunction and money damages. On September 16, 2011, the Court issued an order severing the lawsuit into three separate actions. Proceedings are ongoing.

On March 30, 2011, H-W Technology L.C. filed a lawsuit against the Company as well as nineteen other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent No. 7,525,955 generally relating to technologies involving converging data and voice services. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On April 19, 2011, Hybrid Audio LLC filed a lawsuit against the Company as well as seven other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. Re: 40,281 which is generally directed to MPEG-1 Layer III technology. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On May 13, 2011, MyPort IP, Inc. filed a lawsuit against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 7,778,440 which is generally directed to a forensic communication method. The complaint seeks money damages. Proceedings are ongoing.

On June 15, 2011, Dolby International AB (“Dolby”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California asserting infringement of U.S. Patent Nos. 6,978,236; 7,003,451; 7,382,886; 7,469,206; and 7,590,543 which generally relate to High Efficiency Advanced Audio Coding

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(HE AAC) technologies. The complaint seeks money damages and other relief as is just and proper. Dolby also filed a companion case in Germany. On August 2, 2011, the Company and a subsidiary of Dolby, Via Licensing Corporation, entered into a license agreement for an amount immaterial to the Consolidated Financial Statements. This agreement resolves all disputes at issue in the litigations. The pending Dolby suits were dismissed in September 2011.

On July 1, 2011, GPNE Corp. filed a lawsuit against the Company as well as nine other defendants in the U.S. District Court for the District of Hawaii asserting infringement of U.S. Patent Nos. 7,555,267; 7,570,594; and 7,792,492 which are generally directed to GPRS technology. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. The claim construction is scheduled for August 13, 2012. No trial date has been set. Proceedings are ongoing.

On August 1, 2011, Tahir Mahmood filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent No. 6,219,694, which is generally directed to RIM’s redirector technology; and, claims for conversion, unfair competition, and unjust enrichment. The complaint seeks correction of inventorship, an injunction, money damages, punitive damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On August 26, 2011, Synchronoss Technologies, Inc. (“Synchronoss”) filed a lawsuit against Newbay Software, Ltd and Newbay Software, Inc. (together, “Newbay”) in the U.S. District Court for the District of New Jersey. Synchronoss alleges that Newbay infringes U.S. Patent Nos. 6,671,757; 7,505,762; and, 7,587,446. The patents are generally directed to data synchronization and transfer for mobile devices. The complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On August 31, 2011, Openwave Systems Inc. (“Openwave”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Openwave alleges that the Company infringes U.S. Patents Nos. 6,233,608; 6,289,212; 6,405,037; 6,430,409; and 6,625,447. The patents are generally related to wireless data management. Proceedings are ongoing. Openwave also filed a companion complaint in the U.S. District Court for the District of Delaware regarding the same patents. On October 17, 2011 the Delaware Court stayed the case pending the ITC investigation.

On September 6, 2011, Inductive Design Inc. (“Inductive”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Beaumont Division), along with ten other defendants. Although in the suit Inductive asserted three patents U.S. Patent Nos. 6,346,861; 6,395,637; and 6,661,325, Inductive alleged that the Company infringes only U.S. Patent No. 6,395,637. The patents are generally directed to single chip radio and Bluetooth technologies. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. The Company and Inductive settled all outstanding litigation on November 29, 2011 for an amount immaterial to the Consolidated Financial Statements.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 7, 2011, Negotiated Data Solutions Inc., filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with five other defendants asserting infringement of U.S. Patent Nos. 5,361,261; 5,533,018; 5,566,169; and 5,594,734, which are generally directed to isochronous capability or frame based transmission of data. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On September 7, 2011, ClassCo Inc., filed a lawsuit against the Company in the U.S. District Court for the Northern District of Illinois (Eastern Division) along with ten other defendants alleging infringement of U.S. Patent Nos. 6,970,695 and 7,206,572, which are generally directed to calling party announcement technologies. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. The Company and ClassCo Inc. settled all outstanding litigation on November 28, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 8, 2011, Lochner Technologies filed a lawsuit against the Company and 21 other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent No. 7,035,598. The patents are generally directed to a computer system composed of a storage and control unit and an input/output unit, and a wireless link between the units. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On September 8, 2011, Hopewell Culture and Design, LLC (“Hopewell”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with 10 other defendants. Hopewell alleges that the Company infringes U.S. Patent No. 7,171,625 generally directed to an apparatus for interacting with content represented by an active visual display element. The complaint seeks money damages, punitive damages, attorney fees, and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On September 9, 2011, Personal Audio, LLC (“Personal Audio”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Beaumont Division), along with 4 other defendants. Personal Audio alleges that the Company infringes U.S. Patent No. 6,199.076 generally directed towards navigating media playlists. The complaint sought an injunction and money damages. The Company and Personal Audio, LLC settled all outstanding litigation with an agreement having an effective date of December 9, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 12, 2011, WiAV Networks, LLC filed a lawsuit against the Company and one other defendant in the U.S. District Court for the Northern District of Texas alleging infringement of U.S. Patent Nos. 6,480,497 and 5,400,338. The patents are generally directed to coordinate-based roaming node and a packet radio mesh network. The complaint seeks an injunction and money damages. The Company answered the complaint on October 27, 2011. Proceedings are ongoing.

On September 13, 2011, Brandywine Communications Technologies LLC filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division), along with 13 other defendants asserting infringement of U.S. Patent Nos. 5,719,922 and 6,236,717, which are generally directed to voice data answering machine technologies. The complaint seeks money damages and other relief that the Court deems just and proper. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 13, 2011, Profectus Technology, LLC (“Profectus”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division) along with 15 other defendants. Profectus alleges that the Company infringes U.S. Patent No. 6,975,308 generally directed to a digital picture display frame. The complaint seeks money damages, and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On September 15, 2011, LVL Patent Group, LLC (“LVL”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. LVL alleges that the Company infringes U.S. Patent Nos. 5,805,676; 5,987,103; and 6,044,382. The patents are generally directed to transaction processing system technologies. The complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On September 15, 2011, Development Innovation Group, LLC (“DIG”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of California along with 27 other defendants. DIG alleges that the Company infringes U.S. Patent Nos. 6,138,245, 6,278,887, and 6,212,408 generally directed to wired device synchronization, display and backlight control, and voice commands, respectively. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On October 7, 2011, GrafTech International Holdings, Inc. (“GTI”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Texas (Dallas Division). GTI alleges that the Company infringes U.S. Patent Nos. 6,482,520 and 6,982,874 generally directed to exfoliated graphite sheets for heat dissipation. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On November 17, 2011, Graphics Properties Holdings, Inc. (“GPH”) filed a complaint with the ITC against the Company along with 12 other defendants. GPH alleges that the Company infringes U.S. Patent Nos., 6,650,327 (the “’327 Patent”) and 6,816,145 (the “’145 Patent”) generally relating to display technology. GPH also alleges that the Company infringes U.S. Patent No. 5,717,881 (the “’881 Patent”) generally relating to data processing. The complaint seeks orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Proceedings are ongoing.

On November 23, 2011, GPH filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, alleging infringement of the ’327, ’145, and ’881 Patents. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On December 2, 2011, Garnet Digital, LLC (“Garnet Digital”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division) along with 31 other defendants. Garnet alleges that the Company infringes U.S. Patent No. 5,379,421 generally directed to using a terminal for accessing remote database information. The complaint seeks money damages, a permanent injunction, and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On December 2, 2011, Digitude Innovations LLC (“Digitude”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company, as well as seven other companies. With respect to allegations against the Company, Digitude requests that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Digitude alleges that the Company infringes U.S. Patents Nos. 5,926,636 (“the ‘636 patent”); 5,929,655 (“the ‘655 patent”); 6,208,879 (“the ‘879

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

patent”); and 6,456,841 (“the ‘841 patent”). The patents are generally related to network management, I/O circuit design and application screen selection. Proceedings are ongoing.

On December 2, 2011, Digitude also filed a companion complaint in the United States District Court for the District of Delaware regarding the same patents. Proceedings are ongoing.

On December 6, 2011, Advanced Video Technologies LLC (“AVT”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York. AVT alleges that the Company infringes U.S. Patent No. 5,781,788 generally directed to a single-chip video codec. The complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. Plaintiffs allege that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. The Company believes that the allegations are without merit and intends to vigorously defend itself.

As of October 2011, several purported class action lawsuits were filed against the Company in various jurisdictions alleging that subscribers to BlackBerry services had suffered losses relating to the Q3 Service Interruption. The Company believes that a class action proceeding in these circumstances is without merit and intends to vigorously defend itself.

In December 2011, a number of purported class actions were filed against the Company relating to third party (Carrier IQ) recording software allegedly installed on smartphones. The Company believes that a class action proceeding in these circumstances is without merit and intends to vigorously defend itself.

Also in December 2011, a purported class action was filed against the Company relating to promotional activities in respect of the BlackBerry PlayBook tablet. The Company believes that a class action proceeding in these circumstances is without merit and intends to vigorously defend itself.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the third quarter of fiscal 2012 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At November 26, 2011, approximately 40% of cash and cash equivalents, 23% of accounts receivables and 8% of accounts payable are denominated in foreign currencies (February 26, 2011 – 59%, 25% and 8%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges with the effective portion

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the three months and nine months ended November 26, 2011, there was $nil and $5 million in realized losses on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (three months and nine months ended November 27, 2010 – nil). The outstanding cash flow hedges were fully effective at November 26, 2011. As at November 26, 2011, the net unrealized gains on these forward contracts was approximately $50 million (February 26, 2011 – net unrealized losses of $20 million) and the net unrealized gains on option contracts was $3 million (February 26, 2011 – nil). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at November 26, 2011, net unrealized gains of $47 million were recorded in respect of this amount (February 26, 2011 – net unrealized losses of $46 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at November 26, 2011 was $15.6 million (February 26, 2011 – $2 million). During the first nine months of fiscal 2012, the Company recorded a bad debt provision arising from a receivable balance of a non-carrier reverse logistics partner that entered receivership. The Company also places insurance coverage for a portion of its accounts receivable balances. There was one customer that comprised 11% of accounts receivable as at November 26, 2011 (February 26, 2011 – one customer comprised 15%). Additionally, there were no customers that comprised 10% or greater of the Company’s third quarter of fiscal 2012 revenue (second quarter of fiscal 2011 revenue – two customers comprised 16% and 14%).

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 26, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 32% (February 26, 2011 – 59%).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 26, 2011, no single issuer represented more than 16% of the total cash, cash equivalents and investments (February 26, 2011 – no single issuer represented more than 19% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2011, the Company recorded an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million. In addition, during fiscal 2011 the Company also recorded an other-than-temporary impairment charge on its Lehman Brothers International (Europe) bankruptcy trust claim in the amount of $11 million. The Company did not record any other-than-temporary impairment charges for the three and nine months ended November 26, 2011.

On August 5, 2011, Standard & Poor’s (“S&P”) downgraded its rating of long-term U.S. sovereign debt. None of the U.S. treasury bills/notes or U.S. government sponsored enterprise notes held by the Company as of November 26, 2011 were impacted by this ratings downgrade, and all such investments maintain their investment-grade ratings. The AA+ rating provided by S&P remains a significantly high credit quality, and other ratings agencies still view the U.S. government as a AAA debtor. As such, the Company does not believe that there are any credit losses on its U.S. treasury bills/notes or U.S. government sponsored enterprise notes and the fair values ascribed. None of the Company’s U.S. treasury bills/notes or U.S. government sponsored enterprise notes are in unrealized loss positions and no other-than-temporary impairment has occurred.

Impact of Accounting Pronouncements Not Yet Implemented

In September 2011, the FASB issued authoritative guidance to simplify how entities, both public and non-public, test goodwill for impairment. The guidance amends previous literature by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under previous guidance, an entity was required to test goodwill for impairment, on

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of the reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the new authoritative guidance, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying value. The new authoritative guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company expects to adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

In June 2011, the FASB issued authoritative guidance which is expected to improve the comparability, consistency, and transparency of financial reporting as well as increase the prominence of items reported in other comprehensive income. The guidance amends previous literature by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments. The guidance now provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the amended guidance requires entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The new authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied retrospectively, with early adoption permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and the Company’s disclosures.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control Over Financial Reporting

During the three months ended November 26, 2011, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, JAMES BALSILLIE, Co-Chief Executive Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 26, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 28, 2011 and ended on November 26, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2011

/S/ JAMES BALSILLIE
JAMES BALSILLIE
Co-Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, MIKE LAZARIDIS, Co-Chief Executive Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 26, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 28, 2011 and ended on November 26, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2011

/S/ MIKE LAZARIDIS
MIKE LAZARIDIS
Co-Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, BRIAN BIDULKA, Chief Financial Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 26, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 28, 2011 and ended on November 26, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2011

/S/ BRIAN BIDULKA
BRIAN BIDULKA
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date: December 20, 2011	By:	/s/ BRIAN BIDULKA
	Name:	Brian Bidulka
	Title:	Chief Financial Officer